EXECUTION VERSION

UNDERWRITING AGREEMENT

August 18, 2016

Klondex Mines Ltd.
1055 West Hastings Street, Suite 2200
Vancouver, British Columbia V6E 2E9

Attention:	Paul Huet, President, Chief Executive Officer and Director

Dear Sir:

Re: Private Placement of Subscription Receipts

GMP Securities L.P. (“GMP”), BMO Nesbitt Burns Inc. (“BMO” and, together with GMP, the “Co-Lead Underwriters”), Canaccord Genuity Corp., Clarus Securities Inc., RBC Dominion Securities Inc., M Partners Inc., Mackie Research Capital Corporation, Dundee Securities Ltd., HSBC Securities (Canada) Inc., National Bank Financial Inc., Paradigm Capital Inc., PI Financial Corp., Rodman & Renshaw a unit of H.C. Wainwright & Co, LLC and Haywood Securities Inc., (collectively, with the Co-Lead Underwriters, the “Underwriters” and each individually, an “Underwriter”), understand that Klondex Mines Ltd. (the “Corporation”) proposes to issue and sell to the Underwriters, or to the Substituted Purchasers (as defined below), 22,900,000 subscription receipts (the “Initial Subscription Receipts”) at a price of $5.00 per Subscription Receipt (the “Issue Price”) for aggregate gross proceeds of $114,500,000 (the “Offering”).

In addition, the Corporation hereby grants to the Underwriters an option (the “Underwriters’ Option”) to purchase, severally and not jointly, in the respective percentages set forth in Section 14(a), up to an additional 3,000,000 Subscription Receipts (the “Additional Subscription Receipts” and together with the Initial Subscription Receipts, the “Subscription Receipts”) at the Issue Price per Additional Subscription Receipt. The Underwriters’ Option may be exercised in whole or in part at any time up to 48 hours prior to the Closing Date (as defined below) by written notice from GMP, on behalf of the Underwriters, to the Corporation setting forth the aggregate number of Additional Subscription Receipts to be purchased.

Although the offer to purchase the Initial Subscription Receipts is being made by the Underwriters as Purchaser (as defined below), the Underwriters will endeavour to arrange for substituted purchasers (collectively, the “Substituted Purchasers”) for the Initial Subscription Receipts (and any Additional Subscription Receipts) in the Qualifying Jurisdictions (as defined below) with the effect that such Substituted Purchasers will be the initial Purchasers of the Subscription Receipts. To the extent that Substituted Purchasers purchase Subscription Receipts at the Closing (as defined below), the Underwriters shall not be obligated to purchase the Subscription Receipts so purchased by such Substituted Purchasers.

The Subscription Receipts will be created pursuant to a subscription receipt agreement (the “Subscription Receipt Agreement”) among the Corporation, the Co-Lead Underwriters, on their own behalf and on behalf of the other Underwriters, and Computershare Trust Company of Canada, as subscription receipt agent (the “Subscription Receipt Agent”), to be dated as of the Closing Date. Each Subscription Receipt will entitle the holder to receive, upon satisfaction of the Escrow Release Conditions (as defined below) and without payment of additional consideration or further action on the part of the holders of the Subscription Receipts, one special warrant (a “Special Warrant”).

The Special Warrants shall be issued pursuant to, and governed by, a special warrant indenture (the “Special Warrant Indenture”) to be entered into effective on the Closing Date between the Corporation and Computershare Trust Company of Canada, as special warrant agent for the Corporation (the “Special Warrant Agent”). Subject to the conditions described in this Agreement (as defined below), each Special Warrant will entitle the holder to receive upon exercise or deemed exercise, without payment of any additional consideration, one Common Share (as defined below) (each, an “Underlying Share”). The Special Warrants not already exercised will be deemed exercised at the earlier of: (i) the date that is the third Business Day (as defined below) after the date of a receipt for a final short-form prospectus of the Corporation qualifying the distribution of the Underlying Shares in the Qualifying Jurisdictions (as defined below) (the “Qualification Date”); and (ii) 4:59 p.m. (Toronto time) on the date that is four months and one day following the Closing Date.

The gross proceeds from the Offering, less an amount representing the Underwriters’ expenses and out-of-pocket costs and legal expenses and 50 percent of the Commission (as defined below) (the “Escrowed Proceeds”), will be deposited at the Closing Time (as defined below) in escrow with the Subscription Receipt Agent and invested in interest-bearing trust accounts maintained by the Subscription Receipt Agent or otherwise invested in such manner as is acceptable to the Corporation and the Underwriters, pending satisfaction of the Escrow Release Conditions. Provided that the Escrow Release Conditions are satisfied prior to 5:00 p.m. (Toronto time) on the date which is 90 days following the Closing Date (as defined below) (the “Escrow Release Deadline”), the Subscription Receipt Agent will: (i) release an amount representing 50% of the Commission plus any interest accrued and actually earned thereon to or at the direction of the Co-Lead Underwriters, and (ii) release all of the remaining Escrow Funds (as such term is defined in the Subscription Receipt Agreement) to or at the direction of the Corporation. Each Subscription Receipt will be automatically exchanged for one Special Warrant without payment of additional consideration and without any further action by the holder. If (i) the Escrow Release Conditions are not satisfied prior to the Escrow Release Deadline; or (ii) prior to the Escrow Release Deadline the Corporation advises the Underwriters or announces to the public that it does not intend to satisfy any of the Escrow Release Conditions (each such event, a “Termination Event”), the Subscription Receipt Agent will return to each holder of Subscription Receipts, within three Business Days following the Termination Event, an amount equal to the aggregate Offering Price of the Subscription Receipts held by such holder and their pro rata portion of interest and other income earned (if any) on the Escrowed Proceeds and their pro rata portion of interest and other income that would otherwise have been earned on 50 percent of the Commission and the expenses and out-of-pocket costs and legal expenses of the Underwriters, as if such amounts had been held in escrow as part of the Escrowed Proceeds and not paid to the Underwriters on the Closing Date (less applicable withholding tax, if any) and the Subscription Receipts shall be canceled.

Subject to the terms and conditions of this Agreement, the Underwriters may offer and sell the Subscription Receipts on a private placement basis in the Selling Jurisdictions (as defined below), to purchasers in Canada, through their U.S. Affiliates (as defined below) to purchasers in the United States (as defined below) that are U.S. Accredited Investors (as defined below), in transactions that are exempt from or not subject to the registration requirements of the U.S. Securities Act (as defined below) and applicable state securities law, and to purchasers in certain jurisdictions agreed to by the Corporation and the Underwriters, all in the manner contemplated by this Agreement, including Schedule A hereto, which forms a part of this Agreement.

The Corporation agrees that the Underwriters shall be permitted to appoint, at their sole expense, other registered dealers or other dealers duly qualified in their respective jurisdictions, as their Underwriters, to assist in the Offering in the Selling Jurisdictions and that the Underwriters may determine, and shall be solely responsible for, the remuneration payable to such other dealers appointed by them.

In consideration of the Underwriters’ services to be rendered in connection with the Offering, including assisting in preparing documentation relating to the Subscription Receipts and distributing the Subscription Receipts, directly and through other investment dealers and brokers, the Corporation shall pay to the Underwriters a cash fee (the “Commission”) equal to the sum of: (i) 5.0% of the aggregate purchase price of Subscription Receipts sold under the Offering to Subscribers that are not on the President’s List (as described below); and (ii) 2.5% of the aggregate purchase price of Subscription Receipts sold under the Offering to Subscribers on the President’s List that are designated by the Corporation and Co-Lead Underwriters as being associated with a fee payable to the Underwriters (the “Designated Purchasers”). For the avoidance of doubt, the Commission will not include any amount in respect of Subscription Receipts sold under the Offering to Subscribers on the President’s List who are not Designated Purchasers.

1.	Definitions

In this Agreement:

(a)	“Additional Subscription Receipts” has the meaning given to it above;

(b)	“affiliate”, “distribution”, “material change”, “material fact”, “misrepresentation”, and “subsidiary” have the respective meanings given to them in the Securities Act (Ontario);

(c)

“Agreement” means the agreement resulting from the acceptance by the Corporation of the offer made by the Underwriters by this letter, including the schedules attached to this letter, as amended or supplemented from time to time;

(d)	“Applicable Securities Commissions” means the securities commissions in each of the provinces of Canada (except Quebec);

(e)	“Applicable Securities Laws” means all applicable securities, corporate and other laws, rules, regulations, notices and policies;

(f)	“BMO” means BMO Nesbitt Burns Inc.;

(g)	“Business Day” means any day, other than a Saturday or Sunday on which banking institutions in Toronto, Ontario are open for commercial banking business during normal banking hours;

(h)	“Claim” has the meaning given to it in Section 17(b);

(i)	“Closing” means the completion of the Offering;

(j)	“Closing Date” means August 18, 2016, or such other date as the Underwriters and the Corporation may agree;

(k)	“Closing Time” means 8:00 a.m. (Toronto time), or such other time on the Closing Date as the Underwriters and the Corporation may agree;

(l)	“Co-Lead Underwriters” has the meaning given to it above;

(m)	“Commission” has the meaning given to it above;

(n)	“Common Share” means a common share in the capital of the Corporation;

(o)	“Corporation” has the meaning given to it above;

(p)	“Corporation’s Counsel” means Bennett Jones LLP;

(q)	“Designated Purchasers” has the meaning given to it above;

(r)	“Documents” means, collectively:

(i)	the unaudited condensed consolidated interim financial statements of the Corporation for the periods ended March 31, 2016 and 2015;

(ii)	management’s discussion and analysis for the period ended March 31, 2016;

(iii)	the Fire Creek Technical Report;

(iv)	the Midas Technical Report;

(v)	the annual information form of the Corporation dated March 28, 2016 for the year ended December 31, 2015;

(vi)	the audited consolidated financial statements of the Corporation for the years ended December 31, 2015 and 2014;

(vii)	management’s discussion and analysis for the year ended December 31, 2015;

(viii)	the management information circular of the Corporation dated May 13, 2016 for the meeting held on June 15, 2016;

(ix)	the material change reports issued by the Corporation since January 1, 2015; and

(x)	the press releases issued by the Corporation since January 1, 2015;

(s)

“Documents Incorporated by Reference” means all financial statements, related management’s discussion and analysis, management information circulars, annual information forms, material change reports or other documents filed by the Corporation, whether before or after the date of this Agreement, that are required by Applicable Securities Laws to be incorporated by reference into the Qualification Prospectus;

(t)	“Due Diligence Sessions” has the meaning given to it in Section 10(a);

(u)	“Due Diligence Session Responses” means the written or oral responses of the Corporation, as given by any director or officer of the Corporation, at a Due Diligence Session;

(v)	“Employment Laws” has the meaning given to it in Section 9(z);

(w)	“Environmental Laws” has the meaning given to it in Section 9(y);

(x)	“Escrowed Proceeds” has the meaning given to it above;

(y)

“Escrow Release Conditions” means, together (i) the satisfaction or waiver of all material conditions precedent to the closing of the Hollister Acquisition, other than the delivery by the Corporation of the purchase price for the Hollister Acquisition, each on terms satisfactory to the Co-Lead Underwriters, acting reasonably; and (ii) the receipt by the Corporation of the requisite approvals including without limitation the conditional approval of the TSX and the approval of the NYSE MKT for the Hollister Acquisition, if applicable, and the conditional approval of the TSX and the approval of the NYSE MKT for the listing of the Underlying Shares;

(z)	“Escrow Release Deadline” has the meaning given to it above;

(aa)

“Final Qualification Prospectus” means the final short-form prospectus of the Corporation relating to the qualification of the distribution of the Underlying Shares, and includes the Documents Incorporated By Reference;

(bb)

“Financial Statements” means the audited consolidated financial statements of the Corporation for the years ended December 31, 2015 and 2014, together with the notes to such audited consolidated financial statements and the report of the auditors of the Corporation on such audited consolidated financial statements, and the unaudited condensed consolidated interim financial statements of the Corporation for the periods ended June 30, 2016 and 2015, together with the notes to such unaudited condensed consolidated interim financial statements and any other financial statements of the Corporation included in the Documents Incorporated by Reference, including the notes to such statements and the related auditors’ report on such statements, where applicable;

(cc)	“Fire Creek Technical Report” means the Technical Report for the Fire Creek Project, Lander County, Nevada dated effective June 30, 2015 and issued on March 28, 2016;

(dd)	“GMP” means GMP Securities L.P.;

(ee)

“Governmental Authorities” means governments, regulatory authorities, governmental departments, agencies, commissions, bureaus, officials, ministers, Crown corporations, courts, bodies, boards, tribunals or dispute settlement panels or other law, rule or regulation-making organizations or entities:

(i)	having or purporting to have jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them; or

(ii)	exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power;

(ff)

“Hollister Acquisition” means the proposed acquisition of all the membership interests of Carlin Resources, LLC, which owns and operates the Hollister mine in Elko County, Nevada and the Esmerelda mine and milling facility in Mineral County, Nevada;

(gg)

“Hollister Acquisition Agreement” means the membership interest purchase agreement dated July 25, 2016 among Waterton Precious Metals Fund II Cayman, LP, Waterton Nevada Splitter, LLC, Klondex Holdings (USA) Inc. and the Corporation;

(hh)	“Indemnified Party” has the meaning given in Section 17(b);

(ii)	“Initial Subscription Receipts” has the meaning given to it above;

(jj)	“Issue Price” has the meaning given to it above;

(kk)

“Lien” means any mortgage, charge, pledge, hypothec, security interest, assignment, lien (statutory or otherwise), charge, title retention agreement or arrangement, restrictive covenant or other encumbrance of any nature, or any other arrangement or condition which, in substance, secures payment or performance of an obligation;

(ll)

“Material Adverse Effect” means any effect, change, event or occurrence that is, or is reasonably likely to be, materially adverse to the results of operations, condition (financial or otherwise), assets, properties, capital, liabilities (contingent or otherwise), cash flow, income or business operations of the Corporation and its subsidiaries taken as a whole;

(mm)	“Material Agreements” means, collectively, the Subscription Agreements, the Subscription Receipt Agreement, the Special Warrant Indenture, the Hollister Acquisition Agreement and this Agreement;

(nn)

“Material Properties” means, collectively, the Corporation’s Fire Creek gold property located in Lander County, Nevada, the Corporation’s Midas mine located in Elko County, Nevada and the Corporation’s True North Project located in Manitoba, Canada;

(oo)	“Midas Technical Report” means the Preliminary Feasibility Study for the Midas Mine, Elko County, Nevada dated effective August 31, 2014 and issued on April 2, 2015;

(pp)	“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects adopted by the Canadian Securities Regulators;

(qq)	“notice” has the meaning given in Section 23;

(rr)	“NYSE MKT” means NYSE MKT, LLC;

(ss)	“Offering” has the meaning given to it above;

(tt)

“Preliminary Qualification Prospectus” means the preliminary short-form prospectus of the Corporation relating to the qualification of the distribution of the Underlying Shares and includes the Documents Incorporated by Reference;

(uu)	“President’s List” means the Subscribers included on the list of subscribers introduced to the Underwriters by the Corporation;

(vv)

“Private Placement Exemption” means: (i) the “accredited investor” exemption under section 2.3 of NI 45-106; (ii) the “family, friends and business associates” exemption under section 2.5 of NI 45-106; or (iii) the “minimum amount investment” exemption under section 2.10 of NI 45-106;

(ww)	“Prospectus Amendment” means any amendment or supplement to the Preliminary Qualification Prospectus or to the Final Qualification Prospectus and includes the Documents Incorporated by Reference.

(xx)

“Public Record” means all information filed by or on behalf of the Corporation with the Securities Commissions since January 1, 2015, including without limitation, the Documents and any other information filed with any Securities Commission in compliance, or intended compliance, with any Applicable Securities Laws of the Selling Jurisdictions;

(yy)	“Purchasers” means, collectively, those persons who are purchasing the Subscription Receipts as contemplated, including Substituted Purchasers and/or the Underwriters;

(zz)	“Qualification Date” has the meaning given to it above;

(aaa)

“Qualification Prospectus” means, collectively, the Preliminary Qualification Prospectus, the Final Qualification Prospectus and any Prospectus Amendment and includes, in each case, the Documents Incorporated by Reference;

(bbb)	“Qualifying Jurisdictions” means, collectively, all of the provinces of Canada, other than Québec;

(ccc)	“Regulation S” means Regulation S adopted by the United States Securities and Exchange Commission under the U.S. Securities Act;

(ddd)

“Release Time” means the time, prior to the Termination Time, at which the Subscription Receipt Agent receives the release notice from the Corporation and the Co-Lead Underwriters notifying the Subscription Receipt Agent that the Escrow Release Conditions have been satisfied or waived;

(eee)	“Securities Commissions” means the securities commissions or similar regulatory authorities in the Selling Jurisdictions;

(fff)

“Selling Jurisdictions” means all of the provinces of Canada (except the Province of Quebec), the United States, and such other jurisdictions as the Underwriters and the Corporation may agree, including for the avoidance of doubt the European Union;

(ggg)	“Special Warrant” has the meaning given to it above;

(hhh)	“Special Warrant Agent” has the meaning given to it above;

(iii)	“Special Warrant Indenture” has the meaning given to it above;

(jjj)

“Subscriber” means, for the purposes of this Agreement, the person who executes a Subscription Agreement or, if such person executes a Subscription Agreement as a duly authorized agent of one or more principals, the principal or principals of such person;

(kkk)

“Subscription Agreements” means the agreements entered into by each Subscriber and the Corporation in respect of the Subscriber’s subscription for Subscription Receipts in the form and on terms and conditions satisfactory to each of the Corporation and the Underwriters, acting reasonably;

(lll)	“Subscription Receipt Agent” has the meaning given to it above;

(mmm)	“Subscription Receipt Agreement” has the meaning given to it above;

(nnn)	“Subscription Receipts” has the meaning given to it above;

(ooo)	“Substituted Purchasers” has the meaning given to it above;

(ppp)	“Termination Event” has the meaning given to it above;

(qqq)	“Termination Time” means 5:00 p.m. on the earlier of:

(i)

the date on which the Subscription Receipt Agent receives a Termination Notice (as defined in the Subscription Receipt Agreement), provided that if such Termination Notice is not received on a Business Day or is received after 5:00 p.m. (Toronto time) on a Business Day, then the Termination Time shall be 5:00 p.m. on the next Business Day; and

(ii)	the Escrow Release Deadline;

(rrr)	“TSX” means the Toronto Stock Exchange;

(sss)	“Underlying Share” has the meaning given to it above;

(ttt)	“Underwriters” has the meaning given to it above;

(uuu)	“Underwriters’ Counsel” means Borden Ladner Gervais LLP;

(vvv)	“Underwriters’ Option” has the meaning given to it above;

(www)	“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

(xxx)	“U.S. Accredited Investor” means an “accredited investor” as defined in Rule 501(a) of Regulation D under the U.S. Securities Act;

(yyy)	“U.S. Affiliate” means an Underwriter, if such Underwriter is a United States registered broker-dealer, or the United States registered broker-dealer affiliate of an Underwriter;

(zzz)	“U.S. Exchange Act” has the meaning given to it in Section 17(e);

(aaaa)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended; and

(bbbb)

“U.S. Securities Laws” means all applicable securities legislation in the United States, including, without limitation, the U.S. Exchange Act and U.S. Securities Act, and the rules and regulations thereunder.

2.	Nature of Transaction

(a)

The Corporation understands that, although the offer to purchase the Subscription Receipts is being made by the Underwriters as Purchaser, the Underwriters will endeavour to arrange for Substituted Purchasers for the Subscription Receipts in the Qualifying Jurisdictions, subject to acceptance by the Corporation, acting reasonably, of the Subscription Agreements, with the effect that such Substituted Purchasers shall be the initial Purchasers of the applicable Subscription Receipts. The Underwriters acknowledge that, subject to the conditions contained in Section 11 being satisfied and subject to the rights of the Underwriters contained in Section 16, the Underwriters are obligated to purchase or cause to be purchased all of the Initial Subscription Receipts. To the extent that Substituted Purchasers purchase Initial Subscription Receipts at the Closing, the Underwriter shall not be obligated to purchase the Initial Subscription Receipts so purchased by such Substituted Purchasers.

(b)

Each Purchaser resident in Canada shall purchase the Subscription Receipts under a Private Placement Exemption. The Underwriters will notify the Corporation with respect to the identity of any Purchaser as soon as practicable and with a view to leaving sufficient time to allow the Corporation to secure compliance with all relevant regulatory requirements of the applicable Qualifying Jurisdictions relating to the sale of the Subscription Receipts. The Corporation undertakes to file or cause to be filed all forms or undertakings required to be filed by the Corporation and to pay all filing fees in connection with the purchase and sale of the Subscription Receipts so that the distribution of such securities may lawfully occur without the necessity of filing a prospectus or an offering memorandum in Canada or comparable document elsewhere. The Underwriters undertake to use commercially reasonable efforts to cause Purchasers to complete any forms required by Applicable Securities Laws.

(c)

The Corporation understands and agrees that the Underwriters may arrange for Purchasers of the Subscription Receipts in jurisdictions other than Canada or the United States, on a private placement basis, provided that the purchase and sale of such Subscription Receipts do not contravene the Applicable Securities Laws of the jurisdiction where the Purchaser is resident and provided that such sale does not trigger: (i) any obligation to prepare and file a prospectus, registration statement or similar disclosure document; or (ii) any registration or other obligation on the part of the Corporation including, but not limited, to any continuing obligation in that jurisdiction.

(d)

The certificates, if any, or ownership statements representing the Subscription Receipts, and each certificate or ownership statement issued in transfer of the Subscription Receipts prior to the date which is four months and one day after the Closing Date, will bear or be deemed to bear, as applicable, the following legends substantially in the following forms with the necessary information inserted:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [insert date that is four months and one day after Closing Date].”

The certificates, if any, or ownership statements representing the Special Warrants, and each certificate or ownership statement issued in transfer of the Special Warrants prior to the date which is four months and one day after the Closing Date, will bear or be deemed to bear, as applicable, the following legends substantially in the following forms with the necessary information inserted:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [insert date that is four months and one day after Closing Date].”

 The certificates, if any, or ownership statements representing the Underlying Shares, and each certificate or ownership statement issued in transfer of the Underlying Shares prior to the earlier of the Qualification Date and the date which is four months and one day after the Closing Date, will bear or be deemed to bear, as applicable, the following legends substantially in the following forms with the necessary information inserted:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [insert date that is four months and one day after Closing Date].”

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE (“TSX”); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON TSX.”

3.	Restrictions on Sale

The Underwriters covenant and agree with the Corporation that they will:

(a)

not solicit subscriptions for the Subscription Receipts, trade in the Subscription Receipts or otherwise do any act in furtherance of a trade of the Subscription Receipts outside of the Selling Jurisdictions, provided that the Underwriters may so solicit, trade or act within such jurisdictions only if such solicitation, trade or act is in compliance with Applicable Securities Laws in such jurisdiction and does not (i) obligate the Corporation to take any action to qualify any of its securities or any trade of any of its securities, (ii) obligate the Corporation to establish or maintain any office or director or officer in such jurisdiction, or (iii) subject the Corporation to any reporting or other requirement in such jurisdiction, if any, comparable to and not greater than the liability with respect to the Corporation under the Applicable Securities Laws of one of the Selling Jurisdictions in Canada; and

(b)

not advertise the proposed sale of the Subscription Receipts in printed media of general and regular paid circulation, radio or television nor provide or make available to prospective purchasers of the Subscription Receipts any document or material which would constitute an offering memorandum as defined in Applicable Securities Laws.

The parties to this Agreement acknowledge that the Subscription Receipts have not been and will not be registered under the U.S. Securities Act or any U.S. state securities laws and may not be offered or sold in the United States except pursuant to transactions that are exempt from the registration requirements of the U.S. Securities Act and the applicable state securities laws. Accordingly, the Corporation and each of the Underwriters, severally and not jointly, hereby agree that offers and sales of the Subscription Receipts in the United States shall be conducted only in the manner specified in Schedule A, which terms and conditions are hereby incorporated by reference in and shall form a part of this Agreement. Notwithstanding the foregoing provisions of this Section 3, an Underwriter will not be liable to the Corporation under this Section 3 or Schedule A with respect to a violation by another Underwriter or its U.S. Affiliate(s) (as defined below) of the provisions of this Section 3 or Schedule A if the former Underwriter or its U.S. Affiliate, as applicable, is not itself also in violation.

4.	Delivery of Subscription Agreements

The Underwriters agree to obtain from each Subscriber executed Subscription Agreements (including the execution of applicable schedules to such Subscription Agreements) and deliver such Subscription Agreements (including applicable schedules) to the Corporation on the Closing Date. In addition, the Underwriters agree to obtain from each Subscriber such forms and other documents as may be required by the Securities Commissions and provided by the Corporation to the Underwriters for delivery under this Agreement.

The Corporation may not reject any properly completed Subscription Agreement unless the number of Subscription Receipts subscribed for pursuant to the Subscription Agreements and tendered by the Underwriters exceeds the maximum number of Subscription Receipts to be sold under this Agreement or unless the distribution cannot be completed in accordance with Applicable Securities Laws.

5.	Filing of Qualification Prospectus

The Corporation covenants and agrees to use commercially reasonable efforts to prepare and file with the Applicable Securities Commissions a Preliminary Qualification Prospectus and a Final Qualification Prospectus qualifying the distribution of the Underlying Shares in the Qualifying Jurisdictions (together with any Documents Incorporated by Reference and the documents otherwise deemed to be a part of such Preliminary Qualification Prospectus or Final Qualification Prospectus or included in such Preliminary Qualification Prospectus or Final Qualification Prospectus pursuant to Applicable Securities Laws) by the date that is 75 days after the closing of the Hollister Acquisition, and to promptly take, or cause to be taken, all commercially reasonable steps and proceedings that may from time to time be required under Applicable Securities Laws to qualify the distribution of the Underlying Shares in the Qualifying Jurisdictions.

6.	Due Diligence

Prior to the filing of the Final Qualification Prospectus, and if applicable, and prior to the filing of any Prospectus Amendment, the Corporation shall have allowed the Underwriters to participate fully in the preparation of the Qualification Prospectus, shall have provided access to the Corporation’s management and shall have allowed the Underwriters to conduct all due diligence investigations which they reasonably require to fulfil their obligations as underwriters and in order to enable them to execute the certificates required to be executed by them in the Qualification Prospectus.

It shall be a condition precedent to the Underwriters’ execution of any certificate in any Qualification Prospectus, that the Underwriters be satisfied as to the form and substance of the document.

7.	(a)	Deliveries on Filing of the Qualification Prospectus

Concurrently with the filing of the Preliminary Qualification Prospectus or Final Qualification Prospectus, as the case may be, under Applicable Securities Laws, the Corporation shall deliver to the Underwriters:

(i)

a copy of the Preliminary Qualification Prospectus or Final Qualification Prospectus, as applicable, including all Documents Incorporated by Reference (to the extent not available on SEDAR), signed and certified as required by the Applicable Securities Laws applicable in the Qualifying Jurisdictions;

(ii)

a copy of any other document required to be filed by the Corporation in compliance with Applicable Securities Laws in connection with the Preliminary Qualification Prospectus or Final Qualification Prospectus, as applicable;

(iii)

a “long-form” comfort letter of the Corporation’s auditors dated as of the date of the Final Qualification Prospectus (with the requisite procedures to be completed by the Corporation’s auditors within two Business Days of the date of the Final Qualification Prospectus) addressed to the Underwriters, the Corporation and the Directors in form and substance satisfactory to the Underwriters, acting reasonably, with respect to certain financial and accounting information relating to the Corporation and other numerical data in the Final Qualification Prospectus, including all Documents Incorporated by Reference, which letter shall be in addition to the auditors’ report incorporated by reference into the Qualification Prospectus and any auditors’ comfort letters addressed to the securities regulatory authorities in the Qualifying Jurisdictions; and

(iv)

prior to or concurrent with the filing of the Final Qualification Prospectus, evidence satisfactory to the Underwriters and the Underwriters’ Counsel, acting reasonably, that the Underlying Shares have been conditionally approved for listing and posting for trading on the TSX and approved for listing on the NYSE MKT, subject to satisfaction of certain usual conditions of the TSX.

(b)	Delivery of Prospectus Amendments

If the Corporation is required to prepare a Prospectus Amendment, the Corporation shall also prepare and deliver promptly to the Underwriters a signed copy of such Prospectus Amendment, along with all Documents Incorporated by Reference which have not been previously delivered or which are not available on SEDAR. Concurrently with the delivery of any Prospectus Amendment, the Corporation shall deliver to the Underwriters documents, opinions and comfort letters substantially similar to those referred to in Sections 7(a)(ii) and (iii) to the extent they require updating or revision.

(c)	Deliveries on the Qualification Date

The Corporation shall deliver or cause to be delivered to the Underwriters on the Qualification Date:

(i)

a favourable legal opinion of the Corporation’s Counsel, in form and substance satisfactory to the Underwriters, acting reasonably, together with corresponding opinions (where relevant) of local counsel to the Corporation in relation to the laws of the Selling Jurisdictions in Canada and the United States. in which the Underlying Shares are distributed and on which Corporation’s Counsel is not qualified to express opinions (which includes, for the avoidance of doubt, an opinion of the Corporation’s U.S. counsel, Dorsey and Whitney LLP, addressed to the Underwriters, in form and substance reasonably satisfactory to the Underwriters, to the effect that no registration is required under the U.S. Securities Act, in connection with the offer, sale and delivery of the Underlying Shares in the United States);

(ii)	a favourable title opinion dated the Qualification Date regarding the Corporation’s Fire Creek property in form and substance satisfactory to the Underwriters, acting reasonably;

(iii)	a favourable title opinion dated the Qualification Date regarding the Corporation’s Midas property in form and substance satisfactory to the Underwriters, acting reasonably;

(iv)	a favourable title opinion dated the Qualification Date regarding the Corporation’s True North project in form and substance satisfactory to the Underwriters, acting reasonably;

(v)	a favourable title opinion dated the Qualification Date regarding the Hollister mine and the Esmeralda mine in form and substance satisfactory to the Underwriters, acting reasonably;

(vi)

a certificate of the Corporation dated the Qualification Date, addressed to the Underwriters and signed on the Corporation’s behalf by its Chief Executive Officer or such other officer or director of the Corporation satisfactory to the Underwriters, acting reasonably, certifying that:

(1)	the Corporation has complied with and satisfied all terms and conditions of the Material Agreements on its part to be complied with or satisfied at or prior to the Qualification Date;

(2)

the representations and warranties of the Corporation contained in this Agreement are true and correct at the Qualification Date with the same force and effect as if made at and as of the Qualification Date after giving effect to the transactions contemplated by this Agreement, except in respect of any representations and warranties that are to be true and correct as of a specified date, in which case they will be true and correct as of that date only;

(3)

the Due Diligence Session Responses provided by the Corporation at the Due Diligence Session are true and correct and would not be different in any material respect if the Due Diligence Session were held immediately prior to the Qualification Date;

(4)

the Corporation has made and/or obtained on or prior to the Qualification Date, all necessary filings, approvals, consents and acceptances of applicable regulatory authorities and under any applicable agreement or document to which the Corporation is a party or by which it is bound, required for the distribution of the Underlying Shares (subject to completion of filings with certain regulatory authorities following the Qualification Date); and

(5)

no order, ruling or determination having the effect of suspending the distribution of the Special Warrants or the Underlying Shares or cease trading of the Common Shares or any other securities of the Corporation has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of such officer of the Corporation, contemplated or threatened under any Applicable Securities Laws or by any other regulatory authority.

(d)	Representations as to the Qualification Prospectus

Delivery of the executed form of a Qualification Prospectus to the Underwriters shall constitute a representation and warranty by the Corporation to the Underwriters that as at the date of delivery:

(i)

all information and statements (except information and statements relating solely to the Underwriters) contained in the Qualification Prospectus are true and correct and contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Corporation and the securities qualified by the Qualification Prospectus;

(ii)

no material fact or information has been omitted from such disclosure (except that no representation or warranty is given regarding facts or information relating solely to the Underwriters) which is required to be stated in such disclosure or is necessary to make the statements or information contained in such disclosure not misleading in light of the circumstances under which they were made; and

(iii)	such document complies in all material respects with the requirements of Applicable Securities Laws.

Such deliveries shall also constitute the Corporation’s consent to the Underwriters’ use of the Qualification Prospectus to qualify the distribution of the Underlying Shares in compliance with the provisions of this Agreement and Applicable Securities Laws, including applicable U.S. Securities Laws.

(e)	Commercial Copies

The Corporation shall deliver, without charge to the Underwriters, commercial copies of the Preliminary Qualification Prospectus and the Final Qualification Prospectus (and in the event of any Prospectus Amendment, such Prospectus Amendment) in such numbers and cities as the Underwriters may reasonably request. Such delivery shall be effected as soon as possible and, in any event, on or before a date which is one Business Day (for deliveries in Toronto) and on or before a date which is two Business Days (for deliveries in any other cities) after the issuance of the receipt under Applicable Securities Laws for the Preliminary Qualification Prospectus, the Final Qualification Prospectus or Prospectus Amendment, as the case may be.

8.	Material Change

(a)	Material Changes

During the period from the date of this Agreement to the Qualification Date, the Corporation shall promptly notify the Underwriters in writing of:

(i)

any material fact which has arisen or been discovered and would have been required to have been stated in the Qualification Prospectus had the fact arisen or been discovered on, or prior to, the date of the Qualification Prospectus; and

(ii)

any change in any material fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) which fact or change is, or may be, of such a nature as to render any statement in the Qualification Prospectus misleading or untrue or which would result in a misrepresentation or which would result in the Qualification Prospectus not complying with Applicable Securities Laws.

The Corporation shall in good faith discuss with the Underwriters any fact or change circumstances (actual or anticipated) which is of such a nature that there is reasonable doubt whether written notice need be given under this Section 8(a).

(b)	Change in Applicable Securities Laws

If prior to the filing of the Qualification Prospectus, there shall be any change in the Applicable Securities Laws which, in the reasonable opinion of the Underwriters (on advice from legal counsel), requires the filing of a Prospectus Amendment, the Corporation shall, to the satisfaction of the Underwriters, acting reasonably, promptly prepare and file such Prospectus Amendment with the appropriate securities regulatory authority in each of the Qualifying Jurisdictions where such filing is required.

(c)	Filings Relating to Material and Other Changes

The Corporation shall promptly, and in any event within any applicable time limitation, comply, to the reasonable satisfaction of the Underwriters, with all applicable filings and other requirements under Applicable Securities Laws as a result of facts or changes referred to in Sections 8(a) and (b) of this Agreement; provided that the Corporation shall not file any Prospectus Amendment or other document without first obtaining the approval of the Underwriters, after consultation with the Underwriters with respect to the form and content of such Prospectus Amendment or other document, which approval will not be unreasonably withheld. The Corporation shall cooperate in all respects with the Underwriters to allow and assist the Underwriters to participate fully in the preparation of any Prospectus Amendment and shall allow the Underwriters to conduct any and all “due diligence” investigations which in the opinion of the Underwriters are reasonably required in order to enable the Underwriters to responsibly execute any certificates required to be executed by the Underwriters in any Prospectus Amendment and to fulfil their obligations under Applicable Securities Laws, including applicable U.S. Securities Laws.

9.	Representations and Warranties of the Corporation

The Corporation represents and warrants to the Underwriters, and acknowledges that the Underwriters are relying upon such representations and warranties, that:

(a)

since January 1, 2015, the Corporation has been and is in compliance in all material respects with its timely disclosure obligations under Applicable Securities Laws and the rules and regulations of the TSX; since October 7, 2015, the Corporation has been and is in compliance in all material respects with its timely disclosure obligations under U.S. Securities Laws and the rules and regulations of the NYSE MKT; no confidential material change report has been filed by the Corporation under Applicable Securities Laws that remains confidential at the date of this Agreement; since January 1, 2015, the Corporation has not completed a “significant acquisition” which would require the Corporation to file a business acquisition report under Applicable Securities Laws; all of the material contracts and agreements of the Corporation and its subsidiaries not made in the ordinary course of business, if required under the Applicable Securities Laws, have been filed with the Securities Commissions;

(b)

other than as disclosed in the Public Record, since August 31, 2015 there (i) has been no material change (actual, anticipated, contemplated or threatened, financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Corporation and its subsidiaries taken as a whole, (ii) have been no transactions entered into by the Corporation or any of its subsidiaries which are material with respect to the Corporation and its subsidiaries taken as a whole, other than those in the ordinary course of business, and (iii) has been no dividend or distribution of any kind declared, paid or made by the Corporation on any class of its shares;

(c)

the Corporation and each of its subsidiaries has been duly incorporated and organized and is validly subsisting under the laws of its jurisdiction of formation and is properly registered or licensed to carry on business under the laws of all jurisdictions in which its business is carried on, except where the failure to be so registered or licensed could not be reasonably expected to have a Material Adverse Effect;

(d)

the Corporation has the requisite corporate power, authority and capacity to enter into the Material Agreements and to perform its obligations under the Material Agreements and the Corporation and each of its subsidiaries has the requisite corporate power, authority and capacity to own, lease and operate its property and assets and to carry on its business as currently carried on or as proposed to be carried on;

(e)

the Corporation has authorized share capital consisting of an unlimited number of Common Shares, of which 145,456,628 Common Shares are issued and outstanding as of the date of this Agreement. Other than options and warrants outstanding to acquire up to 12,718,590 Common Shares, restricted share units outstanding entitling the holders to receive, in aggregate, up to 1,195,794 Common Shares and pursuant to employment agreements between the Corporation and its executive officers and the retainer agreement between the Corporation and the Non-Executive Chairman of the Corporation, no person, firm or corporation has any agreement or option, or right or privilege (whether preemptive or contractual) capable of becoming an agreement or option, for the purchase from the Corporation of any unissued Common Shares;

(f)

all of the issued and outstanding securities of the Corporation have been duly and validly authorized and issued and all of the issued and outstanding Common Shares of the Corporation are fully paid and non-assessable shares of the Corporation, and none of the outstanding securities of the Corporation were issued in violation of the pre-emptive or similar rights of any securityholder of the Corporation;

(g)

other than as disclosed in the Public Record, the Corporation is the beneficial owner and holder of record of all of the issued and outstanding shares in the capital of each of its subsidiaries, with good and valid title to all such shares, free and clear of all Liens and encumbrances;

(h)	the Corporation has full corporate power and authority to issue the Subscription Receipts, the Special Warrants and the Underlying Shares;

(i)

the Subscription Receipts, at the Closing Time, the Special Warrants at the time of issuance and the Underlying Shares issuable upon the exercise or deemed exercise of the Special Warrants in accordance with their terms, at the time of issue of the Underlying Shares, shall be duly authorized, validly issued, and with respect to the Underlying Shares, fully paid and non-assessable shares of the Corporation and the provisions of the Underlying Shares conform in all material respects with their descriptions in this Agreement and the Subscription Agreements;

(j)

on or prior to the Closing Time, the forms of the certificates for the Subscription Receipts, the Special Warrants and the Underlying Shares will have been approved by the board of directors of the Corporation and adopted by the Corporation and will comply with all legal and stock exchange requirements and will not conflict with the Corporation’s constating documents;

(k)	the Underlying Shares are conditionally listed for trading on the TSX and approved for listing on the NYSE MKT, subject to the satisfaction of customary conditions required by the TSX;

(l)

the Corporation is not in default or breach of, and the execution and delivery of, and the performance of and compliance with the terms of, the Material Agreements and the performance of any of the transactions contemplated by the Material Agreements by the Corporation, do not and will not result in any breach of, or constitute a default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under any applicable laws or any term or provision of the articles, notice of articles or resolutions of the directors or shareholders of the Corporation, or any mortgage, note, indenture, contract, agreement (written or oral), instrument, lease or other document to which the Corporation is a party or by which it is bound, or any judgment, decree, order, statute, rule or regulation applicable to the Corporation, which default or breach might reasonably be expected to have a Material Adverse Effect;

(m)

the Material Agreements and the performance of the Corporation’s obligations under the Material Agreements have been duly authorized by all necessary corporate action, and the Material Agreements have been duly executed and delivered by the Corporation and constitute legal, valid and binding obligations of the Corporation, enforceable against the Corporation in accordance with their terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally and, with respect to this Agreement, by the application of equitable principles when equitable remedies are sought and subject to the fact that rights of indemnity and contribution may be limited by applicable law;

(n)

no approval, authorization, consent or other order of, and no filing, registration or recording with any Governmental Authority or other person is required of the Corporation in connection with the execution and delivery of or with the performance by the Corporation of its obligations under this Agreement, the Subscription Agreements, the Subscription Receipt Agreement and the Special Warrant Indenture, except as required by Applicable Securities Laws with regard to the distribution of the Subscription Receipts, Special Warrants and Underlying Shares, if any, in the Selling Jurisdictions;

(o)	the Corporation is not aware of any pending change or contemplated change to any applicable law or regulation or governmental position that would have a Material Adverse Effect;

(p)

the Financial Statements have been prepared in conformity with Canadian generally accepted accounting principles applied on a consistent basis throughout the periods involved, contain no misrepresentations and present fairly in all material respects the financial position, results of operations and cash flows of the Corporation on a consolidated basis as at the dates of such statements;

(q)

the Corporation maintains a system of internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles and maintains a system of disclosure controls and procedures that is designed to provide reasonable assurances that information required to be disclosed by the Corporation under Applicable Securities Laws is recorded, processed, summarized and reported within the time periods specified under Applicable Securities Laws and to ensure that information required to be disclosed by the Corporation under Applicable Securities Laws is accumulated and communicated to the Corporation’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure;

(r)

no director or officer, former director or officer, or shareholder or employee of, or any other person not dealing at arm’s length with, the Corporation or its subsidiaries will continue after the Closing to be engaged in any material transaction or arrangement with or to be a party to a material contract with, or has any indebtedness, liability or obligation to, the Corporation or its subsidiaries, except as disclosed in the Documents or for employment or consulting arrangements with employees or consultants or those serving as a director or officer of the Corporation or its subsidiaries as described in the Documents;

(s)

neither the Corporation nor any of its subsidiaries has incurred any liabilities or obligations (whether accrued, absolute, contingent or otherwise) that continue to be outstanding except (i) as disclosed or contemplated in the Documents, or (ii) as incurred in the ordinary course of business by the Corporation or its subsidiaries, as the case may be, and which could not reasonably be expected to have a Material Adverse Effect;

(t)

except as would not be expected to have a Material Adverse Effect, other than as disclosed in the Documents, there is no litigation or governmental or other proceeding or investigation at law or in equity before any Governmental Authority, domestic or foreign, in progress, pending or, to the Corporation’s knowledge, threatened (and the Corporation does not know of any basis for any such litigation or governmental or other proceeding or investigation) against, or involving the assets, the Material Properties or other properties or business of, the Corporation, nor are there any matters under discussion with any Governmental Authority relating to taxes, governmental charges, orders or assessments asserted by any such authority and to the Corporation’s knowledge there are no facts or circumstances which would reasonably be expected to form the basis for any such litigation, governmental or other proceeding or investigation, taxes, governmental charges, orders or assessments;

(u)

PricewaterhouseCoopers LLP is independent with respect to the Corporation within the meaning of the rules of professional conduct applicable to auditors in British Columbia and there has not been any reportable event (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators) with such firm or any other prior auditor of the Corporation or any of its subsidiaries;

(v)

all tax returns required to be filed by the Corporation and its subsidiaries on or prior to the date of this Agreement have been filed, and all taxes and other assessments of a similar nature (whether imposed directly or through withholding), including any interest, additions to tax or penalties applicable to such taxes or other assessments, due or claimed to be due have been paid, other than non-material amounts or those being contested in good faith and for which adequate reserves have been provided, and neither the Corporation nor any of its subsidiaries is a party to any agreement, waiver or arrangement with any taxing authority which relates to any extension of time with respect to the filing of any tax returns, any payment of taxes or any assessment of taxes; there is no tax deficiency which has been asserted against the Corporation or any of its subsidiaries which would have a Material Adverse Effect, and all material tax liabilities are adequately provided for in accordance with Canadian generally accepted accounting principles within the Financial Statements of the Corporation for all periods up to date of latest audited balance sheet; there are no assessments or investigations in progress, pending or, to the knowledge of the Corporation, threatened against the Corporation in respect of taxes; there are no Liens for taxes upon the assets of the Corporation;

(w)

each of the Corporation and its subsidiaries has conducted and are conducting their business in compliance in all material respects with all applicable laws, rules and regulations of each jurisdiction in which they carry on business and neither the Corporation nor any of its subsidiaries has received any notice of any alleged material violation of any such laws, rules and regulations;

(x)

each of the Corporation and its subsidiaries possesses such permits, licences, approvals, consents and other authorizations issued by Governmental Authorities (collectively, “Governmental Licences”) necessary to conduct the business now operated by them and currently proposed to be operated by them, except where the failure to so possess could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and all such Governmental Licences are valid and existing and in good standing. Each of the Corporation and its subsidiaries is in compliance with the terms and conditions of all such Governmental Licences, except where the failure to so comply could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

(y)

except for such matters as would not, individually or in the aggregate, have a Material Adverse Effect (i) neither the Corporation nor any of its subsidiaries is in violation of any applicable federal, state, provincial, municipal or local laws, regulations, orders, government decrees or ordinances with respect to environmental, health or safety matters (collectively, “Environmental Laws”), (ii) the Corporation and its subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws and are each in compliance with their requirements, and (iii) there are no pending administrative, regulatory or judicial actions, suits, demands, demand letters, claims, Liens, orders, directions, notices of non-compliance or violation, investigation or proceedings relating to any Environmental Law against the Corporation or its subsidiaries, and there are no facts or circumstances which would reasonably be expected to form the basis for any such administrative, regulatory or judicial actions, suits, demands, demand letters, claims, Liens, orders, directions, notices of non-compliance or violation, investigation or proceedings;

(z)

(i) each of the Corporation and its subsidiaries is in compliance, in all material respects, with the provisions of all applicable federal, provincial, state, local and foreign laws and regulations respecting employment and employment practices, terms and conditions of employment and wages and hours (collectively, “Employment Laws”), (ii) no collective labour dispute, grievance, arbitration or legal proceeding is ongoing, pending or, to the knowledge of the Corporation, threatened and, except as disclosed in the Documents, no individual labour dispute, grievance, arbitration or legal proceeding is ongoing, pending or, to the knowledge of the Corporation, threatened with any employee of the Corporation or its subsidiaries that could reasonably be expected to have a Material Adverse Effect, and, to the knowledge of the Corporation, none has occurred during the past year, and (iii) no union has been accredited or otherwise designated to represent any employees of the Corporation or any of its subsidiaries and, to the knowledge of the Corporation, no accreditation request or other representation question is pending with respect to the employees of the Corporation or any of its subsidiaries, and no collective agreement or collective bargaining agreement or modification of a collective bargaining agreement has expired or is in effect in any of the Corporation or any of its subsidiaries’ facilities and none is currently being negotiated by the Corporation or any of its subsidiaries;

(aa)

other than in the ordinary course of business, no existing supplier, manufacturer or contractor of the Corporation has indicated that it intends to terminate its relationship with the Corporation or that it will be unable to meet the Corporation’s supply, manufacturing or contracting requirements;

(bb)

neither the Corporation nor any of its subsidiary is in default or breach, in any material respect, of any real property lease, and neither the Corporation nor any of its subsidiaries has received any notice or other communication from the owner or manager of any real property leased by the Corporation or any subsidiaries that the Corporation or any such subsidiary is not in compliance, in any material respect, with any real property lease, and to the knowledge of the Corporation, no such notice or other communication is pending or has been threatened;

(cc)

the Corporation maintains such policies of insurance, issued by responsible insurers, as are appropriate to its operations, property and assets, in such amounts and against such risks as are customarily carried and insured against by owners of comparable businesses, properties and assets and neither the Corporation nor any of its subsidiaries is in default as to the payment of premiums or otherwise, under the terms of any such policy;

(dd)

other than as disclosed in the Public Record, each of the Corporation and its subsidiaries has good and marketable title to all of its assets and property and, except for the sale of inventory in the ordinary course of business, no person has any contract or any right or privilege capable of becoming a right to purchase any personal property from the Corporation or any of its subsidiaries that would have a Material Adverse Effect;

(ee)

other than as disclosed in the Public Record, the Corporation does not have any loans or other indebtedness outstanding which have been made to or from any of its shareholders, officers, directors or employees or any other person not dealing at arm’s length with the Corporation that are currently outstanding;

(ff)

no officer, director, employee or any other person not dealing at arm’s length with the Corporation or, to the knowledge of the Corporation, any associate or affiliate of any such person owns, has or is entitled to any royalty, net profits interest, carried interest or any other encumbrances or claims of any nature whatsoever which are based on production from the Corporation’s properties or assets or any revenue or rights attributed to such properties or assets;

(gg)

to the knowledge of the Corporation, other than the exercise of options to purchase Common Shares by directors or officers of the Corporation and the subsequent sale of such Common Shares by such directors or officers, and other than as disclosed to the Underwriters, no director or officer of the Corporation has a present intention to sell any securities of the Corporation held by it;

(hh)

except as disclosed in the Public Record, other than inter-company debt, none of the Corporation nor any of its subsidiaries has outstanding any debentures, notes, mortgages, or other indebtedness that is material to the Corporation and its subsidiaries taken as a whole;

(ii)

the Corporation or one of its subsidiaries holds freehold title, mining leases, mining claims, mining concessions or other conventional proprietary interests or rights recognized in Nevada, United States of America, in respect of the ore bodies and minerals in such mining properties under valid, subsisting and enforceable title documents, contracts, leases, licenses of occupation, mining concessions, permits, or other recognized and enforceable instruments and documents, sufficient to permit the Corporation or one of its subsidiaries, as the case may be, to explore for, extract, exploit, remove, process or refine the minerals relating thereto, with only such exceptions as could not reasonably be expected to have a Material Adverse Effect. In addition, the Corporation or one of its subsidiaries has all necessary surface rights, access rights and water rights, and all other presently required rights and interests granting the Corporation or one of its subsidiaries, as the case may be, the rights and ability to explore for, mine, extract, remove or process the minerals derived from each of the Material Properties, with only such exceptions as are described in the Documents, or could not reasonably be expected to have a Material Adverse Effect. Each of the aforementioned interests and rights is currently in good standing or those interests and rights which, if not kept in good standing, would not have a Material Adverse Effect;

(jj)	the Corporation is in compliance in all material respects with the provisions of NI 43-101 and the Corporation has filed all technical reports required by NI 43- 101;

(kk)	the Corporation is qualified under National Instrument 44-101 – Short Form Prospectus Distributions to file a prospectus in the form of a short form prospectus in each of the Qualifying Jurisdictions;

(ll)

the minute books and corporate records of the Corporation and its subsidiaries made available to Underwriters’ Counsel in connection with the Underwriters’ due diligence investigations are the original minute books and records or true and complete copies of the original minute books and contain copies of all proceedings of the shareholders, the boards of directors and all committees of the boards of directors of each of such entities that have been minuted or resolved and there have been no other meetings, resolutions or proceedings of the shareholders, boards of directors or any committee of the board of directors to the date of review of such corporate records and minute books not reflected in such minute books and other corporate records, other than those which are not material in the context of such entities, as applicable;

(mm)

to the knowledge of the Corporation, no securities commission, stock exchange or comparable authority has issued any order requiring trading in any of the Corporation’s securities to cease or preventing the distribution of the Subscription Receipts in any Selling Jurisdiction nor instituted proceedings for that purpose and, to the knowledge of the Corporation, no such proceedings are pending or contemplated;

(nn)	Computershare Investor Services Inc., at its principal office in the City of Vancouver, has been duly appointed as registrar and transfer agent for the Common Shares;

(oo)	Computershare Trust Company of Canada, at its principal office in the City of Vancouver, has been duly appointed as subscription receipt agent in respect of the Subscription Receipts;

(pp)	Computershare Trust Company of Canada, at its principal office in the City of Vancouver has been duly appointed as the Special Warrant Agent for the Special Warrants;

(qq)

other than as contemplated by this Agreement, there is no person acting at the request of the Corporation who is entitled to any brokerage or agency fee in connection with the sale of the Subscription Receipts;

(rr)

there are no shareholders’ agreements, voting agreements, investors’ rights agreements or other agreements in force or effect which in any manner affects or will affect the voting or control of any of the securities of the Corporation or its subsidiaries or the operations or affairs of the Corporation or its subsidiaries;

(ss)	the representations and warranties of the Corporation in the Subscription Agreements are, or will be at the Closing Time, true and correct;

(tt)

the Corporation is a reporting issuer in in each of the provinces of Canada, except the Province of Quebec, not in default in any material respect of any requirement under Applicable Securities Laws; and

(uu)

the information and statements set forth in the Public Record were true, correct and complete in all material respects and did not contain any misrepresentation as of the date of such information or statements.

It is further agreed by the Corporation that all representations, warranties and covenants contained in this Agreement made by the Corporation to the Underwriters shall also be deemed to be made for the benefit of Subscribers as if the Subscribers were also parties to this Agreement (it being agreed that the Underwriters are acting for and on behalf of the Subscribers for this purpose).

10.	Covenants of the Corporation

The Corporation covenants with the Underwriters that:

(a)

prior to the Closing Time and prior to the filing of the Qualification Prospectus, the Corporation shall allow the Underwriters the opportunity to conduct required due diligence and to obtain, acting reasonably, satisfactory results from such due diligence and in particular, the Corporation shall allow the Underwriters and Underwriters’ Counsel to conduct all due diligence which the Underwriters may reasonably require in order to confirm the Documents and the Public Record are accurate, complete and current when taken as a whole in all material respects and to fulfill the Underwriters’ obligations as a registrant and, in this regard, without limiting the scope of the due diligence inquiries that the Underwriters may conduct, the Corporation shall make available its senior management, directors, “qualified persons” and auditors to participate in one or more due diligence sessions (the “Due Diligence Sessions”) to answer in person any questions that the Underwriters may have, the first such Due Diligence Session to be held prior to the Closing Date, and the Underwriters shall distribute a list of written questions to be answered in advance of such Due Diligence Sessions and the Corporation shall provide written responses to such questions;

(b)

if any of the facts or information underlying or supporting the statement provided in the Corporation’s Due Diligence Session Responses have changed, the Corporation shall provide the Underwriters with prompt notice of the particulars of any such changes;

(c)	it will comply with all the obligations to be performed by it, and all of its covenants and agreements, under and pursuant to the Material Agreements;

(d)

during the period commencing on the date of this Agreement and ending at the Closing Time, it will promptly provide to the Underwriters, for review by the Underwriters and Underwriters’ Counsel, prior to filing or issuance of the same, any proposed public disclosure document, including without limitation, any financial statements of the Corporation, report to shareholders, information circular or any press release or material change report and any press release issued by the Corporation concerning the Subscription Receipts, the Special Warrants or the Underlying Shares; and the press release issued outside of the United States shall contain an appropriate legend restricting the distribution of the press release that shall be prominently displayed in the top of the first page of the press release as follows: “NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES” as well as a legend that complies with the requirements of Rule 135e under the U.S. Securities Act. The press release issued in the United States shall comply with the requirements of Rule 135c under the U.S. Securities Act;

(e)

it will make all necessary filings, obtain all necessary consents and approvals (if any) and pay all filing fees required to be paid in connection with the transactions contemplated by this Agreement. The Corporation will cooperate with the Underwriters in connection with the qualification of the Underlying Shares under the Applicable Securities Laws;

(f)

during the period commencing on the date of this Agreement and ending at the Qualification Date, it will promptly notify the Underwriters in writing of any of the representations or warranties made by the Corporation in this Agreement being no longer true and correct;

(g)

during the period commencing on the date of this Agreement and ending at the Qualification Date, the Corporation will promptly inform the Underwriters of the full particulars of any material change (actual, anticipated, contemplated or threatened) in the business, affairs, operations, capital or condition (financial or otherwise) of the Corporation or its properties or assets; provided, however, that if the Corporation is uncertain as to whether a material change, occurrence or event of the nature referred to in this Section 10(g) has occurred, the Corporation shall promptly inform the Underwriters of the full particulars of the occurrence giving rise to the uncertainty and shall consult with the Underwriters as to whether the occurrence is of such a nature;

(h)

during the period commencing on the date of this Agreement and ending at the Qualification Date, the Corporation will promptly inform the Underwriters of the receipt by the Corporation of (i) any communication of a material nature from any Securities Commission or similar regulatory authority, any stock exchange or any other Governmental Authority relating to the Corporation or the distribution of the Subscription Receipts, and (ii) the issuance by any Securities Commission or similar regulatory authority, any stock exchange or any other Governmental Authority of any order to cease or suspend trading of any securities of the Corporation or of the institution or threat of institution of any proceedings for that purpose;

(i)

the Corporation will promptly, and in any event within any applicable time limitation, comply to the reasonable satisfaction of the Underwriters and Underwriters’ Counsel with Applicable Securities Laws of the Selling Jurisdictions in which it is a reporting issuer with respect to any material change, change, occurrence or event of the nature referred to in Sections 10(f) and 10(g) above;

(j)

it shall use its commercially reasonable efforts to maintain its status as a “reporting issuer” or the equivalent not in default in each of the Qualifying Jurisdictions for a period of two years from the Closing Date, other than in connection with a merger, amalgamation, arrangement, takeover bid, going private transaction or other similar transaction involving the purchase or sale of all of the outstanding Common Shares;

(k)

it shall use its commercially reasonable efforts to maintain the listing of the Common Shares on the TSX and NYSE MKT or other recognized stock exchange for a period of two years from the Closing Date, other than in connection with a merger, amalgamation, arrangement, takeover bid, going private transaction or other similar transaction involving the purchase or sale of all of the outstanding Common Shares;

(l)

it shall ensure that: (i) at all times prior to the Qualification Date, a sufficient number of Underlying Shares are duly and validly allotted and reserved for issuance upon the due exercise of the Special Warrants; and (ii) upon the due exercise of the Special Warrants, the Underlying Shares will be duly issued as fully paid and non-assessable shares in the capital of the Corporation;

(m)

the Corporation will use the net proceeds from the Offering for (i) the Hollister Acquisition and replacement of reclamation bonds currently in place with United States and Nevada regulators, (ii) exploration growth at the Hollister mine and Esmeralda mine, and (iii) development at the Hollister mine;

(n)

as soon as reasonably possible, and in any event by the Closing Date, the Corporation shall take all such steps as may reasonably be necessary to enable the Subscription Receipts to be offered for sale and sold on a private placement basis to Subscribers in the Selling Jurisdictions through the Underwriters or any other investment dealers or brokers registered in any of the Selling Jurisdictions by way of the exemptions set forth in Applicable Securities Laws of each of the Selling Jurisdictions; and

(o)

the Corporation shall file a resale registration statement related to the Underlying Shares underlying Subscription Receipts purchased in the United States on Form F-3 on October 7, 2016 (which is the date that the Company becomes eligible to use such Form), and to use commercially reasonable efforts to have taken effective and to maintain the effectiveness of such registration statement (on Form F-3 or a similar form) until such time as all such securities may be resold, without limitation, under Rule 144 promulgated under the U.S. Securities Act.

11.	Conditions to the Underwriters’ Obligation to Purchase

The obligations of the Underwriters to purchase the Subscription Receipts (including any Subscription Receipts sold pursuant to the Underwriters’ Option) on the Closing Date shall be conditional upon the Underwriters receiving, and the Underwriters shall have the right on the Closing Date on behalf of Subscribers for the Subscription Receipts to withdraw, all Subscription Agreements delivered and not previously withdrawn by Subscribers unless the Underwriters receive, on the Closing Date:

(a)

a favourable legal opinion dated the Closing Date from Corporation’s Counsel, addressed to the Underwriters, in form and substance satisfactory to the Underwriters, acting reasonably, together with corresponding opinions (where relevant) of local counsel to the Corporation in relation to the laws of the Selling Jurisdictions in Canada and the United States in which the Subscription Receipts are sold and on which Corporation’s Counsel is not qualified to express opinions (which includes, for the avoidance of doubt, an opinion dated the Closing Date from the Corporation’s U.S. counsel, Dorsey & Whitney LLP, addressed to the Underwriters, in form and substance reasonably satisfactory to the Underwriters, to the effect that no registration is required under the U.S. Securities Act, in connection with the offer, sale and delivery of the Subscription Receipts, the Special Warrants and the Underlying Shares in the United States);

(b)

a favourable title opinion dated the Closing Date regarding the Corporation’s Fire Creek property, addressed to the Underwriters, in form and substance satisfactory to the Underwriters, acting reasonably;

(c)	a favourable title opinion dated the Closing Date regarding the Corporation’s Midas property, addressed to the Underwriters, in form and substance satisfactory to the Underwriters, acting reasonably;

(d)

a favourable title opinion dated the Closing Date regarding the Corporation’s True North project, addressed to the Underwriters, in form and substance satisfactory to the Underwriters, acting reasonably;

(e)

a favourable title opinion dated the Closing Date regarding the Hollister mine and the Esmeralda mine addressed to the Underwriters, in form and substance satisfactory to the Underwriters, acting reasonably;

(f)

favourable corporate legal opinions from counsel to: (i) Klondex Holdings (USA) Inc.; (ii) Klondex Midas Holdings Limited; (iii) Klondex Midas Operations Inc.; (iv) Klondex Gold & Silver Mining Company; (v) Klondex Canada Ltd.; and (vi) 0985472 B.C. Ltd., in each case addressed to the Underwriters, in form and substance satisfactory to the Underwriters, acting reasonably;

(g)

a certificate of the Corporation dated the Closing Date, addressed to the Underwriters and signed on the Corporation’s behalf by its Chief Executive Officer or such other officer or director of the Corporation satisfactory to the Underwriters, acting reasonably, with respect to the constating documents of the Corporation, solvency, all resolutions of the board of directors of the Corporation relating to this Agreement and the incumbency and specimen signatures of signing officers of the Corporation and such other matters as the Underwriters may reasonably request;

(h)

a certificate of the Corporation dated the Closing Date, addressed to the Underwriters and signed on the Corporation’s behalf by its Chief Executive Officer or such other officer or director of the Corporation satisfactory to the Underwriters, acting reasonably, certifying that:

(i)	the Corporation has complied with and satisfied all terms and conditions of the Material Agreements on its part to be complied with or satisfied at or prior to the Closing Time;

(ii)

the representations and warranties of the Corporation contained in this Agreement and the Subscription Agreements are true and correct at the Closing Time with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated by this Agreement except in respect of any representations and warranties that are to be true and correct as of a specified date, in which case they will be true and correct as of that date only;

(iii)

the Due Diligence Session Responses provided by the Corporation at the Due Diligence Session are true and correct and would not be different in any material respect if the Due Diligence Session were held immediately prior to the Closing Time;

(iv)

the Corporation has made and/or obtained on or prior to the Closing Time, all necessary filings, approvals, consents and acceptances of applicable regulatory authorities and under any applicable agreement or document to which the Corporation is a party or by which it is bound, required for the execution and delivery of this Agreement and the Subscription Agreements, the offering and sale of the Subscription Receipts and the consummation of the other transactions contemplated by this Agreement (subject to completion of filings with certain regulatory authorities following the Closing Date);

(v)

no order, ruling or determination having the effect of suspending the sale or cease trading of the Common Shares or any other securities of the Corporation has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of such officer of the Corporation, contemplated or threatened under any Applicable Securities Laws or by any other regulatory authority;

(i)	a certificate from the transfer agent of the Corporation dated the Closing Date and signed by an authorized officer of the transfer agent, confirming the issued share capital of the Corporation;

(j)

all necessary approvals of the TSX and NYSE MKT and all other securities regulatory authorities having jurisdiction over the Corporation have been obtained and the Corporation shall have complied with the conditions of those approvals;

(k)

lock-up agreements from certain of the directors and senior officers of the Corporation, as agreed upon between the Co-Lead Underwriters and the Corporation, agreeing (other than in certain circumstances) not to sell, transfer, assign, pledge or otherwise dispose of any securities of the Company owned, directly or indirectly, by such directors or officers for a period of 90 days following the closing of the Hollister Acquisition, without the prior consent of the Co-Lead Underwriters (on behalf of the Underwriters) provided that the lock-up agreements shall not prevent such directors and officers to dispose of the necessary number of Common Shares in order to cover the exercise price and taxes due on any options exercised during that period; and

(l)

such other instruments and closing documents as the Underwriters may reasonably request within a reasonable period prior to the Closing Time that is sufficient for the Corporation to obtain and deliver such instruments and closing documents and, in any event, at least 48 hours prior to the Closing Time.

The foregoing conditions contained in this Section 11 are for the sole benefit of the Underwriters and may be waived in whole or in part by the Underwriters at any time and without limitation. If any of the foregoing conditions have not been met at the Closing Time, the Underwriters may terminate their obligations under this Agreement without prejudice to any other remedies they may have and the Underwriters shall have the right on behalf of the Subscribers to withdraw all Subscription Agreements delivered and not previously withdrawn by Subscribers.

12.	Deliveries and Underwriters’ Commission

The sale of the Subscription Receipts shall be completed at the Closing Time at the offices of Corporation’s Counsel in Toronto, Ontario or at such other place as the Corporation and the Underwriters may agree. At the Closing Time, the Corporation shall deliver to the Underwriters:

(a)

the opinions, certificates and agreements referred to in Section 11 and all other documents required to be provided by the Corporation to the Underwriters pursuant to this Agreement and the Subscription Agreements;

(b)

definitive certificates representing the Subscription Receipts purchased from it registered in the name of “CDS & Co.” or in such other name or names as the Co- Lead Underwriters may direct the Corporation in writing not less than 24 hours prior to the Closing Time; provided that, alternatively, if requested by the Co- Lead Underwriters, at the Closing Time, the Corporation shall duly and validly deliver in uncertificated form to the Underwriters, or in any manner directed by the Underwriters in writing, the Subscription Receipts purchased from it, registered in the name of “CDS & Co.” or such other name or names as the Co- Lead Underwriters may direct the Corporation in writing not less than 24 hours prior to the Closing Time;

(c)

the Subscription Receipt Agent’s receipt for: (i) payment by the Underwriters to the Subscription Receipt Agent of (x) an amount equal to the aggregate purchase price for the Subscription Receipts sold pursuant to the Offering to Subscribers that are not on the President’s List and settling directly with the Corporation, less (y) an amount representing the Underwriters’ expenses and out-of-pocket costs and legal expenses and 50 percent of the Commission; and (ii) payment by Corporation’s Counsel to the Subscription Receipt Agent of an amount equal to the aggregate purchase price for the Subscription Receipts sold pursuant to the Offering to Subscribers that are on the President’s List and settling directly with the Corporation; and

(d)	such further documentation as may be contemplated by this Agreement or as Underwriters’ Counsel or the applicable regulatory authorities may reasonably require;

against:

(e)

all duly completed Subscription Agreements tendered by the Subscribers for the Subscription Receipts being issued and sold and, where applicable, all completed forms, schedules and certificates contemplated by the Subscription Agreements;

(f)	wire transfers of immediately available funds in an amount, in the aggregate, equal to the Escrowed Proceeds; and

(g)

the Underwriters’ receipt for the Underwriters’ expenses and out-of-pocket costs and legal expenses in accordance with Section 13, the Subscription Receipts delivered to the Underwriters in accordance with Section 12(b) and 50% of the Commission.

13.	Expenses

Whether or not the transactions contemplated by this Agreement shall be completed, all expenses of or incidental to the issue, sale and delivery of the Subscription Receipts, the Special Warrants and the Underlying Shares and all expenses of or incidental to all other matters in connection with the Offering shall be borne by the Corporation including, without limitation, all fees and disbursements of all legal counsel to the Corporation (including U.S., foreign and local counsel), all fees and disbursements of the Corporation’s accountants and auditors, all expenses related to road shows and marketing activities, all printing costs incurred in connection with the Offering, including certificates, if any, representing the Subscription Receipts, the Special Warrants and the Underlying Shares, all filing fees, all fees and expenses relating to listing the Underlying Shares on any exchanges, all fees and expenses of road show consultants, all transfer agent, Subscription Receipt Agent and Special Warrant Agent fees and expenses, all reasonable out-of-pocket expenses of the Underwriters incurred in connection with the Offering, including without limitation the reasonable fees and disbursements, plus HST on such fees and disbursements of Underwriters’ Counsel as set out in the engagement letter between the Corporation and GMP dated July 25, 2016, as amended and any advertising, printing, courier, telecommunications, data search, presentation, travel and other expenses incurred by the Co-Lead Underwriters together with all related taxes (including, without limitation, HST).

14.	(a)	Obligation of Underwriters to Purchase

The obligation of the Underwriters to purchase the Subscription Receipts shall be several and not joint and several and shall be limited as regards each Underwriter to the percentage of the Subscription Receipts set out opposite the name of such Underwriter below:

Name of Underwriter	Syndicate Position
GMP Securities L.P.	35.0%
BMO Nesbitt Burns Inc.	25.0%
Canaccord Genuity Corp.	8.0%
Clarus Securities Inc.	8.0%
RBC Dominion Securities Inc.	5.0%
M Partners Inc.	4.0%
Dundee Securities Ltd.	2.0%
HSBC Securities (Canada) Inc.	2.0%
Mackie Research Capital Corporation	2.0%
National Bank Financial Inc.	2.0%
Paradigm Capital Inc.	2.0%
PI Financial Corp.	2.0%
Rodman & Renshaw a unit of H.C. Wainwright & Co., LLC	2.0%
Haywood Securities Inc.	1.0%

Subject to Section 14(b), if any Underwriter fails to purchase its applicable percentage of Subscription Receipts at the Closing Time as set forth above (the “Defaulted Securities”), and such failure to purchase shall constitute a default by such Underwriter in the performance of its obligations under this Agreement, the Underwriters which are not so in default shall be relieved of all obligations to the Corporation and shall be entitled to either (i) take up and pay for the Defaulted Securities, in which case the non-defaulting Underwriters shall have the right to postpone the Closing Time for such period, not exceeding three Business Days, as it shall determine and notify the Corporation in order that the required changes, if any, to the documents or other arrangements as may be effected, or (ii) terminate their obligations to purchase their applicable percentage of Subscription Receipts agreed to be purchased by them as set forth above. Nothing in this Agreement shall obligate the Corporation to sell any Subscription Receipts unless all and not less than all the Subscription Receipts agreed to be purchased are purchased by the Underwriters and nothing in this Agreement will relieve any Underwriter which is in default from liability for its default to the Corporation or the other Underwriter. In the event of a termination by the Corporation of its obligations under this Agreement, there shall be no further liability on the part of the Corporation to the Underwriters except in respect of any liability which may have arisen or may arise under Sections 13, 17 and 18. Nothing in this Agreement shall obligate a U.S. Affiliate of any of the Underwriters to purchase Subscription Receipts. Any U.S. broker-dealer that makes offers and sales of the Subscription Receipts will do so only as an agent for an Underwriter.

(b)	Rights to Purchase of the Other Underwriter

If any of the Underwriters shall exercise its right of termination under Section 16, the other remaining Underwriter shall have the right, but shall not be obligated, to offer or purchase all of the Subscription Receipts which would otherwise have been purchased by such Underwriter which has so exercised its right of termination.

(c)	Change to Offering Price

After the Underwriters have made reasonable efforts to sell all of the Subscription Receipts at the Issue Price, such price may be decreased and further changed from time to time to an amount not greater than the Issue Price; provided, however, that in no event shall the Corporation receive net proceeds of less than $4.75 per Subscription Receipt.

15.	Restriction on Offerings

During the period beginning on the Closing Date and ending on the date that is 90 days after the closing of the Hollister Acquisition, the Corporation agrees not to issue any Common Shares or any securities convertible into or exchangeable for or exercisable to acquire Common Shares without the prior consent of the Co-Lead Underwriters (such consent not to be unreasonably withheld), except in conjunction with: (i) the grant or exercise of stock option and other similar issuances pursuant to the stock option plan and restricted share plan of the Corporation, the share incentive plan of the Corporation and other share compensation arrangements including, for the avoidance of doubt, the sale of any shares issued thereunder; (ii) outstanding warrants; (iii) obligations in respect of existing agreements (including pursuant to the Hollister Acquisition Agreement); (iv) acquisition of mineral properties; and (v) Common Shares that may be issued in settlement of litigation.

16.	Rights of Termination

(a)	Material Change

If, after the date of this Agreement and prior to the Closing Time, there shall be any material change in the affairs of the Corporation, the Material Properties or the terms of the Hollister Acquisition or a change in any material fact or a new material fact arises or is discovered that, in the reasonable opinion of the Underwriters (or any of them), has or would be expected to have a significant adverse effect on the market price or value of the Subscription Receipts, or any other securities of the Corporation, any of the Underwriters shall be entitled, at its option and in accordance with Section 16(e), to terminate its obligations under this Agreement by written notice to that effect given to the Corporation at any time at or prior to the Closing Time.

(b)	Regulatory Out

If, after the date of this Agreement and prior to the Closing Time, any inquiry, action, suit, proceeding or investigation (whether formal or informal) (including matters of regulatory transgression or unlawful conduct) is commenced, announced or threatened or any order made by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality including, without limitation, the TSX, the NYSE MKT or any securities regulatory authority or any law or regulation is enacted or changed which in the opinion of the Underwriters (or any of them), acting reasonably, operates to prevent or restrict the trading of the common shares or any other securities of the Corporation or materially and adversely affects or will materially and adversely affect the market price or value of the Subscription Receipts or any other securities of the Corporation, any of the Underwriters shall be entitled, at its option and in accordance with Section 16(e), to terminate its obligations under this Agreement by notice to that effect given to the Corporation any time at or prior to the Closing Time.

(c)	Disaster Out

If, after the date of this Agreement and prior to the Closing Time, there shall develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence (including terrorism) or any law or regulation which in the reasonable opinion of the Underwriters (or any of them) seriously adversely affects, or involves, or will, or could reasonably be expected to, seriously adversely affect, or involve, the financial markets or the business, operations or affairs of the Corporation and its subsidiaries taken as a whole, the Material Properties or the Hollister Acquisition, any of the Underwriters shall be entitled, at its option and in accordance with Section 16(e), to terminate its obligations under this Agreement by written notice to that effect given to the Corporation at any time at or prior to the Closing Time.

(d)	Non-Compliance with Conditions

The Corporation agrees that all terms and conditions in Section 11 shall be construed as conditions and complied with so far as they relate to acts to be performed or caused to be performed by it, that it will use its best efforts to cause such conditions to be complied with, and that any breach or failure by the Corporation to comply with any such conditions shall entitle any of the Underwriters to terminate its obligations under this Agreement to purchase the Subscription Receipts by notice to that effect given to the Corporation at any time at or prior to the Closing Time, unless otherwise expressly provided in this Agreement. Each Underwriter may waive, in whole or in part, or extend the time for compliance with, any terms and conditions without prejudice to its rights in respect of any other terms and conditions or any other or subsequent breach or non-compliance, provided that any such waiver or extension shall be binding upon an Underwriter only if such waiver or extension is in writing and signed by the Underwriter.

(e)	Exercise of Termination Rights

The rights of termination contained in Sections 16(a), (b), (c) and (d) may be exercised by any of the Underwriters and are in addition to any other rights or remedies any of the Underwriters may have in respect of any default, act or failure to act or non-compliance by the Corporation in respect of any of the matters contemplated by this Agreement or otherwise. In the event of any such termination, there shall be no further liability on the part of the Underwriters to the Corporation or on the part of the Corporation to the Underwriters except in respect of any liability which may have arisen prior to or arise after such termination under Sections 13, 17 and 18. A notice of termination given by an Underwriter under Sections 16(a), (b), (c) and (d) shall not be binding upon any other Underwriter who has not also executed such notice.

17.	Indemnity

(a)	Rights of Indemnity

The Corporation agrees to indemnify and save harmless each of the Underwriters and each of their affiliates, directors, officers, employees and agents from and against all liabilities, claims, losses, costs, damages and expenses (including without limitation any legal fees or other expenses reasonably incurred by such persons in connection with defending or investigating any of the above, which legal fees and other expenses the Corporation shall reimburse such persons for forthwith upon demand), but excluding any loss of profits and other consequential damages, in any way caused by, or arising directly or indirectly from, or in consequence of:

(i)

any information or statement contained in the Subscription Agreements, the Documents or the Public Record (other than any information or statement relating solely to the Underwriters and furnished to the Corporation by the Underwriters in writing expressly for inclusion in the Subscription Agreements), which is or is alleged to be untrue or any omission or alleged omission to provide any information or state any fact the omission of which makes or is alleged to make any such information or statement untrue or misleading in light of the circumstances in which it was made;

(ii)

any misrepresentation or alleged misrepresentation (except a misrepresentation which is based upon information relating to the Underwriters and furnished to the Corporation by the Underwriters in writing expressly for inclusion in the Subscription Agreements) contained in the Material Agreements, the Documents or the Public Record;

(iii)

any prohibition or restriction of trading in the securities of the Corporation or any prohibition or restriction affecting the distribution of the Subscription Receipts, the Special Warrants or the Underlying Shares imposed by any competent authority if such prohibition or restriction is based on any misrepresentation or alleged misrepresentation of a kind referred to in Section 17(a)(ii);

(iv)

any order made or any inquiry, investigation (whether formal or informal) or other proceeding commenced or threatened by any one or more competent authorities (not based upon the activities or the alleged activities of the Underwriters or its banking or selling group members, if any) relating to or materially affecting the trading or distribution of the Subscription Receipts, the Special Warrants or the Underlying Shares; or

(v)	any breach of, default under or non-compliance by the Corporation with any representation, warranty, term or condition of the Material Agreements or any requirement of Applicable Securities Laws,

provided that the indemnity provided in this Section 17 shall not apply in respect of an Indemnified Party in the event and to the extent that a court of competent jurisdiction or a regulatory authority in a final judgment from which no appeal can be made shall determine that an Indemnified Party was negligent or guilty of wilful misconduct and that such negligence or wilful misconduct was the cause of such Claims.

(b)	Notification of Claims

If any matter or thing contemplated by Section 17(a) (any such matter or thing being referred to as a “Claim”) is asserted against any person or company in respect of which indemnification is or might reasonably be considered to be provided, such person or company (the “Indemnified Party”) will notify the Corporation as soon as possible of the nature of such Claim (but the omission to so notify the Corporation of any potential Claim shall not relieve the Corporation from any liability which it may have to any Indemnified Party and any omission so to notify the Corporation of any actual Claim shall affect the Corporation’s liability only to the extent that the Corporation is materially prejudiced by that failure). The Corporation shall assume the defence of any suit brought to enforce such Claim, provided, however, that:

(i)	the defence shall be conducted through legal counsel acceptable to the Indemnified Party, acting reasonably; and

(ii)

no settlement of any such Claim or admission of liability may be made by the Corporation without the prior written consent of the Indemnified Party, acting reasonably, unless such settlement includes an unconditional release of the Indemnified Party from all liability arising out of such action or claim and does not include a statement as to or an admission of fault, culpability or failure to act, by or on behalf of any Indemnified Party.

(c)	Right of Indemnity in Favour of Others

With respect to any Indemnified Party who is not a party to the Material Agreements, the Underwriters shall obtain and hold the rights and benefits of this Section 17 in trust for and on behalf of such Indemnified Party.

(d)	Retaining Counsel

In any such Claim, the Indemnified Party shall have the right to retain one counsel of the Indemnified Party’s choice to act on his, her or its behalf, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless:

(i)	the Corporation and the Indemnified Party shall have mutually agreed to the retention of the other counsel;

(ii)

the named parties to any such Claim (including any added third or impleaded party) include both the Indemnified Party and the Corporation and the representation of both parties by the same counsel would be inappropriate due to the actual or potential differing interests between them; or

(iii)	the Corporation shall not have retained counsel within seven Business Days following receipt by the Corporation of notice of any such Claim from the Indemnified Party.

18.	Contribution

(a)	Rights of Contribution

In order to provide for a just and equitable contribution in circumstances in which the indemnity provided in Section 17 would otherwise be available in accordance with its terms but is, for any reason, held to be unavailable to or unenforceable by the Underwriters or enforceable otherwise than in accordance with its terms, the Corporation and the Underwriters shall contribute to the aggregate of all claims, expenses, costs and liabilities and all losses (other than loss of profits) of a nature contemplated by Section 17 in such proportions so that the Underwriters shall be responsible for the portion represented by the percentage that the aggregate Commission under this Agreement bears to the aggregate offering price of the Subscription Receipts being sold by the Corporation and the Corporation shall be responsible for the balance, whether or not they have been sued together or sued separately, provided, however, that:

(i)

the Underwriters shall not in any event be liable to contribute, in the aggregate, any amounts in excess of the aggregate Commission actually received by the Underwriters from the Corporation under this Agreement;

(ii)

each Underwriter shall not in any event be liable to contribute, individually, any amount in excess of such Underwriter’s portion of the aggregate Commission actually received from the Corporation under this Agreement; and

(iii)

no party who has engaged in any fraud, fraudulent misrepresentation or gross negligence shall be entitled to claim contribution from any person who has not engaged in such fraud, fraudulent misrepresentation or gross negligence.

(b)	Rights of Contribution in Addition to Other Rights

The rights to contribution provided in this Section 18 shall be in addition to and not in derogation of any other right to contribution which the Underwriters may have by statute or otherwise at law.

(c)	Calculation of Contribution

In the event that the Corporation may be held to be entitled to contribution from the Underwriters under the provisions of any statute or at law, the Corporation shall be limited to contribution in an amount not exceeding the lesser of:

(i)	the portion of the full amount of the loss or liability giving rise to such contribution for which the Underwriters are responsible, as determined in Section 18(a); and

(ii)

the amount of the Commission actually received by the Underwriters from the Corporation under this Agreement, and an Underwriter shall in no event be liable to contribute, individually, any amount in excess of such Underwriter’s portion of the aggregate Commission actually received from the Corporation under this Agreement.

(d)	Notice

If the Underwriters have reason to believe that a claim for contribution may arise, they shall give the Corporation notice of such claim in writing, as soon as reasonably possible, but failure to notify the Corporation shall not relieve the Corporation of any obligation which it may have to the Underwriters under this Section 18.

(e)	Right of Contribution in Favour of Others

With respect to this Section 18, the Corporation acknowledges and agrees that the Underwriters are contracting on their own behalf and as agents for their affiliates, directors, officers, employees and agents.

For purposes of this Section 18, each person, if any, who controls an Underwriter within the meaning of Section 16 of the U.S. Securities Act or Section 21 of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) and each Underwriter’s affiliates and selling agents shall have the same rights to contribution as such Underwriter and each person, if any, who controls the Corporation within the meaning of Section 16 of the U.S. Securities Act or Section 21 of the U.S. Exchange Act shall have the same rights to contribution as the Corporation.

(f)	Remedy Not Exclusive

The remedies provided for in this Section 18 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any party at law or in equity.

19.	Survival of Representations and Warranties

The respective indemnities, agreements, representations, warranties and other statements of the Corporation and the Underwriters, as set forth in this Agreement or made by or on behalf of them, respectively, pursuant to this Agreement, shall remain in full force and effect, regardless of any investigation (or any statement as to the results of any investigation) made by or on behalf of the Underwriters or the Corporation and shall survive delivery of and payment for the Subscription Receipts and the subsequent disposition of the Subscription Receipts by the Underwriters or the termination of the Underwriters’ obligations under this Agreement.

20.	Severability

If any provision of this Agreement is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision shall be severable from this Agreement.

21.	Time

Time is of the essence in the performance of the parties’ respective obligations under this Agreement.

22.	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable in the Province of Ontario.

23.	Notice

Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement (a “notice”) shall be in writing addressed as follows:

If to the Corporation, addressed and sent to:

Klondex Mines Ltd.
1055 West Hastings Street
Suite 2200
Vancouver, BC V6E 2E9

Attention:	Paul Huet
Fax:	(604) 891-5100
Email:	phuet@klondexmines.com

In case of any notice to the Corporation, with a copy to:

Bennett Jones LLP
3400 One First Canadian Place
P.O. Box 130
Toronto, ON M5X 1A4

Attention:	Abbas Ali Khan
Fax:	(416) 863-1716
Email:	alikhana@bennettjones.com

If to the Underwriters, addressed and sent to:

GMP Securities L.P.
145 King Street West
Suite 300
Toronto, ON M5H 1J8

Attention:	Kevin Reid, Managing Director, Investment Banking
Fax:	(416) 943-6160
Email:	kevinr@gmpsecurities.com

and:

BMO Nesbitt Burns Inc.
885 West Georgia Street
Suite 300
Vancouver, BC V6C 3E8

Attention:	Carter Hohmann, Managing Director
Fax:	(604) 671-9733
Email:	carter.hohmann@bmo.com

In case of any notice to the Underwriters, with a copy to:

Borden Ladner Gervais LLP
Scotia Plaza
40 King Street West
Toronto, ON M5H 3Y4

Attention:	Andrew Powers
Fax:	(416) 367-6135
Email:	apowers@blg.com

or to such other address as any of the parties may designate by giving notice to the others in accordance with this Section 23. Each notice shall be personally delivered to the addressee or sent by fax or email to the addressee. A notice which is personally delivered or delivered by fax or email shall, if delivered prior to 5:00 p.m. (Toronto time) on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered.

24.	Authority of the Co-Lead Underwriters

The Co-Lead Underwriters are hereby authorized by each of the other Underwriters to act on its behalf and the Corporation shall be entitled to and shall act on any notice given in accordance with Section 23 or agreement entered into by or on behalf of the Underwriters by the Co-Lead Underwriters. The Co-Lead Underwriters each represents and warrants that it has irrevocable authority to bind the Underwriters, except in respect of any consent to a settlement pursuant to Section 17(b), which consent shall be given by the Indemnified Party, a notice of termination pursuant to Section 16, which notice may be given by any of the Underwriters, or any waiver pursuant to Section 16(e), which waiver must be signed by all of the applicable Underwriters. The Co-Lead Underwriters shall consult with the other Underwriters concerning any matter in respect of which it acts as representative of the Underwriters.

25.	Underwriters as Trustee

The Corporation acknowledges and agrees that it is the intention of the parties to this Agreement and the Corporation hereby constitutes the Underwriters as trustee for each of the Subscribers in respect of each of the covenants, agreements and representations and warranties of the Corporation contained in this Agreement and the Underwriters shall be entitled, as trustee, in addition to any rights of the Subscribers, to enforce such covenants, agreements and representations and warranties on behalf of the Subscribers.

26.	Counterparts

This Agreement may be executed by the parties to this Agreement in separate counterparts and may be executed and delivered by facsimile and all such counterparts and facsimiles shall together constitute one and the same agreement.

If the foregoing is in accordance with your understanding and is agreed to by you, please signify your acceptance by executing the enclosed copies of this letter where indicated below and returning the same to the Co-Lead Underwriters upon which this letter as so accepted shall constitute an Agreement among us.

Yours very truly,

GMP SECURITIES L.P.

By:	(signed) Kevin Reid
Kevin Reid
Managing Director, Investment Banking

BMO NESBITT BURNS INC.

By:	(signed) Carter Hohmann
Carter Hohmann
Managing Director

CANACCORD GENUITY CORP.

By:	(signed) Craig Warren
Craig Warren
Managing Director

CLARUS SECURITIES INC.

By:	(signed) John Jentz
John Jentz
Managing Director

RBC DOMINION SECURITIES INC.

By:	(signed) Lance Rishor
Lance Rishor
Managing Director

M PARTNERS INC.

By:	(signed) Michael Krestell
Michael Krestell
President

DUNDEE SECURITIES LTD.

By:	(signed) John Esteireiro
John Esteireiro
Managing Director

HSBC SECURITIES (CANADA) INC.

By:	(signed) Mike Silver
Mike Silver
Director, Metals & Mining

MACKIE RESEARCH CAPITAL CORPORATION

By:	(signed) David Greifenberger
David Greifenberger
Managing Director, Investment Banking

NATIONAL BANK FINANCIAL INC.

By:	(signed) Jason Ellefson
Jason Ellefson
Managing Director, Investment Banking

PARADIGM CAPITAL INC.

By:	(signed) Bruno Kaiser
Bruno Kaiser
Partner

PI FINANCIAL CORP.

By:	(signed) Rick Vernon
Rick Vernon
Managing Director, Head of Investment
Banking

RODMAN & RENSHAW A UNIT OF H.C. WAINWRIGHT & CO, LLC

By:	(signed) Mark W. Viklund
Mark W. Viklund
Chief Executive Officer

HAYWOOD SECURITIES INC.

By:	(signed) Ryan Matthiesen
Ryan Matthiesen
Managing Director

Accepted and agreed to effective as of the date of this Agreement.

KLONDEX MINES LTD.

By:	(signed) Blair Schultz
Blair Schultz
Director

SCHEDULE A

COMPLIANCE WITH UNITED STATES SECURITIES LAWS

As used in this Schedule and related exhibits, the following terms shall have the meanings indicated:

(a)

“Directed Selling Efforts” means “directed selling efforts” as that term is defined in Rule 902(c) of Regulation S, which, without limiting the foregoing, but for greater clarity in this Schedule, includes, subject to the exclusions from the definition of “directed selling efforts” contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Securities and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the Offering of the Securities;

(b)	“Foreign Issuer” means “foreign issuer” as that term is defined in Rule 902(e) of Regulation S;

(c)

“General Solicitation” and “General Advertising” means “general solicitation” and “general advertising”, respectively, as used under Rule 502(c) of Regulation D, including, without limitation, advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or the internet or broadcast over radio, television or the internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

(d)	“Regulation D” means Regulation D adopted by the SEC under the U.S. Securities Act;

(e)	“SEC” means the United States Securities and Exchange Commission;

(f)	“Securities” means the Subscription Receipts, the Special Warrants and the Underlying Shares; and

(g)	“Substantial U.S. Market Interest” means “substantial U.S. market interest” as that term is defined in Rule 902(j) of Regulation S.

All other capitalized terms used but not otherwise defined in this Schedule shall have the meanings assigned to them in the Underwriting Agreement to which this Schedule is attached.

Representations, Warranties and Covenants of the Corporation

The Corporation represents, warrants, acknowledges, covenants and agrees with the Underwriters that:

1.

As of the Closing Date, the Corporation is a Foreign Issuer and reasonably believes that there is no Substantial U.S. Market Interest with respect to the Subscription Receipts, the Special Warrants, the Underlying Shares or any other class of equity securities of the Corporation.

2.

The Corporation is not, and after giving effect to the Offering and the application of the proceeds of the Offering, will not be, an “investment company” as such term is defined under the United States Investment Company Act of 1940, as amended.

3.

The Securities have not been and will not be registered under the U.S. Securities Act or any state securities laws and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act and state securities laws. Except with respect to offers of Subscription Receipts by the Underwriters through their U.S. Affiliates to U.S. Accredited Investors for sale directly by the Corporation in reliance upon Rule 506(b) of Regulation D and exemptions from state securities laws (which includes offers related to the individuals on the President’s List), neither the Corporation nor any of its affiliates, nor any person acting on its or their behalf (other than the Underwriters, the U.S. Affiliates, or any members of the selling group formed by them, as to whom the Corporation makes no representation warranty, acknowledgement, covenant or agreement), has made or will make (A) any offer to sell, or any solicitation of an offer to buy, any Subscription Receipts to or for the account or benefit of a person in the United States, or (B) any sale of Subscription Receipts unless, at the time the buy order was or will have been originated, the purchaser is (i) outside the United States, or (ii) the Corporation, its affiliates, and any person acting on their behalf reasonably believe that the purchaser is outside the United States.

4.

Neither the Corporation nor any of its affiliates, nor any person acting on its or their behalf (other than the Underwriters, the U.S. Affiliates, or any members of the selling group formed by them, as to whom the Corporation makes no representation, warranty, acknowledgement, covenant or agreement) has engaged or will engage in any Directed Selling Efforts or has taken or will take any action that would cause the applicable exemption or exclusion afforded by Rule 506(b) of Regulation D or Regulation S to be unavailable for offers and sales of the Subscription Receipts pursuant to this Agreement.

5.

None of the Corporation, any of its affiliates or any person acting on behalf of any of them (other than the Underwriters, the U.S. Affiliates, or any members of the selling group formed by them, as to whom the Corporation makes no representation, warranty, acknowledgement, covenant or agreement) has offered or will offer to sell, or has solicited or will solicit offers to buy, any of the Subscription Receipts in the United States by means of any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act.

6.

Except with respect to the offer and sale of the Subscription Receipts and the issuance of the other Securities contemplated by this Agreement, neither the Corporation nor any person acting on behalf of the Corporation has, within six months prior to the date of this Agreement, sold, offered for sale or solicited any offer to buy any of the Corporation’s securities of the same or similar class as any of the securities comprising the Securities, and will not do so for a period of six months following the completion of this Offering, in a manner that would be integrated with the offer and sale of the Securities and would cause the exemption from registration set forth in Rule 506(b) of Regulation D to become unavailable with respect to the offer and sale of the Subscription Receipts in the United States.

7.

Neither the Corporation nor any of its predecessors or affiliates has been subject to any order, judgment or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such person for failure to comply with Rule 503 of Regulation D.

8.

None of the Corporation, its affiliates or any person on behalf of any of them (other than the Underwriters, the U.S. Affiliates, or any members of the selling group formed by them, as to whom the Corporation makes no representation, warranty, acknowledgement, covenant or agreement) has engaged or will engage in any violation of Regulation M under the U.S. Exchange Act in connection with the Offering of Subscription Receipts contemplated by this Agreement.

9.

None of the Corporation, any of its subsidiaries, or to the knowledge of the Corporation, any member, officer, agent, employee or affiliate of the Corporation or any of its affiliates is currently subject to any sanctions administered by the Office of Foreign Assets Control of the U.S. Department of Treasury (“OFAC”); and the Corporation will not directly or indirectly use the proceeds, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any sanctions administered by OFAC.

10.

The Corporation shall duly prepare and file with the SEC a Form D within 15 days after the first sale of Subscription Receipts in reliance on Rule 506(b) of Regulation D, and will file such notices and other documents as are required to be filed under the state securities laws of the states in which Subscription Receipts are sold to satisfy the requirements of applicable exemptions from registration or qualification of the Subscription Receipts under such laws.

11.

None of the Corporation or any of its predecessors has had the registration of a class of securities under the U.S. Exchange Act revoked by the SEC pursuant to Section 12(j) of the U.S. Exchange Act and any rules or regulations promulgated thereunder.

12.

The Corporation will not pay or give any commission or other remuneration, directly or indirectly, for soliciting the exchange of the Subscription Receipts for Special Warrants and the Special Warrants for Underlying Shares.

13.

As of the Closing Date, with respect Subscription Receipts offered and sold hereunder in reliance on Rule 506(b) of Regulation D (the “Regulation D Securities”), none of the Corporation, any of its predecessors, any “affiliated” (as such term is defined in Rule 501(b) of Regulation D) issuer, any director, executive officer or other officer of the Corporation participating in the offering of the Regulation D Securities, any beneficial owner of 20% or more of the Corporation’s outstanding voting equity securities, calculated on the basis of voting power, or any promoter (as that term is defined in Rule 405 under the U.S. Securities Act) connected with the Corporation in any capacity at the time of sale of the Regulation D Securities (other than any Dealer Covered Person (as defined below), as to whom no representation, warranty, acknowledgement, covenant or agreement is made) is subject to any of the “Bad Actor” disqualifications described in Rule 506(d)(1) under Regulation D (a “Disqualification Event”).

Representations, Warranties and Covenants of the Underwriters

Each of the Underwriters, severally and not jointly, represents, warrants and covenants to and with the Corporation that:

1.

It acknowledges that the Securities have not been and will not be registered under the U.S. Securities Act or any state securities laws and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act and state securities laws. It has not arranged and will not arrange for the offer and sale of any Subscription Receipts except: (a) in an “offshore transaction”, as such term is defined in Regulation S, in accordance with Rule 903 of Regulation S; or (b) in the United States to U.S. Accredited Investors in transactions that are exempt from the registration requirements of the U.S. Securities Act and state blue sky laws, as provided in paragraphs 2 through 14 below. Accordingly, neither the Underwriter, its U.S. Affiliate nor any of their affiliates nor any persons acting on behalf of any of them, has made or will make (except as permitted in paragraphs 2 through 14 below) any (i) offer to sell or any solicitation of an offer to buy, any Subscription Receipts to any person in the United States, (ii) arrangement for any sale of Subscription Receipts to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States, or such Underwriter, U.S. Affiliate, affiliate or person acting on its or their behalf reasonably believed that such purchaser was outside the United States, or (iii) any Directed Selling Efforts.

2.

It has not entered and will not enter into any contractual arrangement with respect to the offer and sale of the Subscription Receipts, except with its U.S. Affiliates, any selling group members or with the prior written consent of the Corporation. It shall require each selling group member to agree, for the benefit of the Corporation, to comply with, and shall use commercially reasonable efforts to ensure that each selling group member complies with, the provisions of this Schedule applicable to the Underwriter as if such provisions applied directly to such selling group member.

3.

All offers of Subscription Receipts in the United States by it shall be solicited by the Underwriter through its U.S. Affiliate, which on the dates of such offers and subsequent sales by the Underwriter through its U.S. Affiliate or the Corporation, as applicable, was and will be duly registered as a broker-dealer under the U.S. Exchange Act and under all applicable state securities laws (unless exempted from such state’s broker-dealer registration requirements) and a member of, and in good standing with, the Financial Industry Regulatory Authority, Inc. in accordance with all applicable United States state and federal securities (including broker-dealer) laws. The U.S. Affiliate will arrange for all offers and sales of Subscription Receipts in compliance with all applicable United States federal and state broker-dealer requirements and this Schedule.

4.

It and its U.S. Affiliate and their respective affiliates, either directly or through a person acting on behalf of any of them, have not solicited and will not solicit offers for, and have not offered to sell and will not offer to sell, any of the Subscription Receipts in the United States through any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act.

5.

Any offer or solicitation of an offer to buy Subscription Receipts that has been made or will be made in the United States by it was or will be made only to U.S. Accredited Investors in compliance with Rule 506(b) of Regulation D.

6.

Immediately prior to soliciting any purchaser that is in the United States, the Underwriter, the U.S. Affiliate, their respective affiliates, and any person acting on behalf of any of them, had, a pre-existing relationship and has had and had reasonable grounds to believe and did believe that each such purchaser was a U.S. Accredited Investor, and at the time of completion of each sale of Subscription Receipts by the Corporation to a person in the United States, the Underwriter, the U.S. Affiliate, their respective affiliates, and any person acting on behalf of any of them will have reasonable grounds to believe and will believe, that each purchaser designated by the Underwriter or the U.S. Affiliate to purchase Subscription Receipts from the Corporation is a U.S. Accredited Investor.

7.

Prior to arranging for any sale of Subscription Receipts by the Underwriters through its U.S. Affiliate or by Corporation, as applicable, in the United States, it shall cause each such purchaser to execute a Subscription Agreement in a form mutually acceptable to the Corporation and the Underwriters.

8.

At least one business day prior to the Closing Date, the transfer agent for the Corporation will be provided with a list of the names and addresses of all purchasers of the Subscription Receipts in the United States.

9.

At Closing, each U.S. Affiliate and Underwriter that has offered or solicited offers and arranged for the sale of the Subscription Receipts by the Underwriters through its U.S. Affiliate or by the Corporation in the United States, will provide a certificate, substantially in the form of Exhibit I hereto, relating to the manner of the offer and sale of the Subscription Receipts in the United States, or will be deemed to have represented that neither it nor its U.S. Affiliate offered or sold Subscription Receipts in the United States; provided that an Underwriter that is a U.S. Affiliate by virtue of being a United States registered broker-dealer and that is making offers of Subscription Receipts directly in the United States is not required to provide a certificate in the form of Exhibit I hereto.

10.

Each purchaser solicited by it will be informed that the Securities have not been and will not be registered under the U.S. Securities Act and that the Subscription Receipts are being offered and sold to such purchaser in reliance on an exemption from the registration requirements of the U.S. Securities Act.

11.

None of the Underwriter, the U.S. Affiliate or any person acting on its or their behalf has engaged or will engage in any violation of Regulation M under the U.S. Exchange Act in connection with the Offering of Subscription Receipts contemplated hereby.

12.

None of the Underwriter, it affiliates, or any person acting on any of its or their behalf will solicit the exchange of the Subscription Receipts for the Special Warrants or the exchange of the Special Warrants for the Underlying Shares and will not pay, give or receive any commission or other remuneration, directly or indirectly, for soliciting the exchange of the Subscription Receipts for the Special Warrants or the exchange of the Special Warrants for the Underlying Shares.

13.

As of the Closing Date, with respect to Regulation D Securities, each Underwriter effecting such offer or sale of Regulation D Securities represents that none of (i) the Underwriter or its U.S. Affiliate, (ii) the Underwriter’s or its U.S. Affiliate’s general partners or managing members, (iii) any of the Underwriter’s or its U.S. Affiliate’s directors, executive officers or other officers participating in the offering of the Regulation D Securities, (iv) any of the Underwriter’s or its U.S. Affiliate’s general partners’ or managing members’ directors, executive officers or other officers participating in the offering of the Regulation D Securities or (v) any other person associated with any of the above persons that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with sale of Regulation D Securities (each, a “Dealer Covered Person” and, collectively, the “Dealer Covered Persons”), is subject to a Disqualification Event.

14.

As of the Closing Date, the Underwriter represents that it is not aware of any person (other than any Dealer Covered Person) that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of any Regulation D Securities.

EXHIBIT I TO SCHEDULE A
(COMPLIANCE WITH UNITED STATES SECURITIES LAWS)

UNDERWRITER’S CERTIFICATE

In connection with the offer and sale in the United States of Subscription Receipts (collectively, the “Subscription Receipts”) of Klondex Mines Ltd. (the “Corporation”) to U.S. Accredited Investors pursuant to a U.S. Subscription Agreement dated as of •, 2016, and pursuant to an underwriting agreement (the “Underwriting Agreement”) effective as of August 18, 2016 between the Corporation and the Underwriters named in the Underwriting Agreement, • (the “Underwriter”) and • (the “U.S. Affiliate”), the U.S. broker-dealer affiliate of the Underwriter, hereby certify as follows:

(i)

on the date of this certificate and on the date of each offer, solicitation of an offer or sale of Subscription Receipts in the United States, the U.S. Affiliate is and was: (A) a duly registered broker-dealer pursuant to section 15(b) of the U.S. Exchange Act and under the laws of each state where offers and sales of Subscription Receipts were made (unless exempted from the respective state’s broker-dealer registration requirements), and (B) a member of and in good standing with the Financial Industry Regulatory Authority Inc.;

(ii)

all offers and sales of Subscription Receipts in the United States have been and will be effected and arranged by the U.S. Affiliate in accordance with all applicable U.S. federal and state broker-dealer requirements;

(iii)

immediately prior to Offering or soliciting offers for the Subscription Receipts to or from offerees in the United States, we had reasonable grounds to believe and did believe that each offeree was an “accredited investor” as defined in Rule 501(a) of Regulation D (a “U.S. Accredited Investor”) under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and, on the date of this certificate, we continue to believe that each such person purchasing Subscription Receipts from the Corporation is a U.S. Accredited Investor;

(iv)

no form of “general solicitation” or “general advertising” (as those terms are used in Regulation D under the U.S. Securities Act) was used by us, including, but not limited to, advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or the internet or broadcast over radio, television or the internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Subscription Receipts in the United States;

(v)

the offers and solicitations of offers of the Subscription Receipts in the United States have been conducted by us in accordance with the terms of the Underwriting Agreement, including Schedule A to the Underwriting Agreement; and

(vi)

in connection with each sale by the Corporation of Subscription Receipts in the United States, we caused each such U.S. purchaser to execute and deliver to the Corporation a U.S. Subscription Agreement in the form agreed by the Corporation and the Underwriters.

Capitalized terms used in this certificate have the meanings given to them in the Underwriting Agreement (including Schedule A attached thereto) unless otherwise defined herein.

Dated this __ day of ____________, 2016.

[INSERT NAME OF UNDERWRITER]	[INSERT NAME OF U.S. AFFILIATE]

By:	By:
Name:	Name:
Title:	Title: